EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	11/14/11
Subject Company CIK	0000726854
Subject Company Filer Name	City Holding Company
Subject Company File Number	0-11733
Item IDs	1.01
	8.01
	9.01
Item Submission Type	425
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, Agreement with Virginia Savings Bancorp, Inc.
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-2.1	**ex2-1.htm**
	Exhibit 2.1, Agreement and Plan of Merger
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, Press Release dated November 14, 2011
8-K	**submissionpdf.pdf**
	CHCO Form 8-K, Agreement with Virginia Savings Bancorp, Inc. and Exhibits

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
November 14, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01   Entry into a Material Definitive Agreement.

On November 14, 2011, City Holding Company, a West Virginia corporation ("City"), and Virginia Savings Bancorp, Inc., a Virginia corporation ("Virginia Bancorp"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for a business combination whereby Virginia Bancorp will merge (the "Merger") with and into City, with City as the surviving corporation in the Merger. Concurrently with the Merger or as soon thereafter as possible, Virginia Bancorp's subsidiary bank, Virginia Savings Bank, F.S.B. ("Virginia Savings"), will merge with and into City National Bank of West Virginia ("City National"), with City National as the surviving bank in the Merger. The Board of Directors has approved the Merger and the Merger Agreement.

At the effective time and as a result of the Merger, a shareholder of VSB will have the right to receive, at the election of the holder thereof, one of the following forms of consideration: (i) 0.2297 shares of the common stock, par value $2.50 per share, of City ("CHC Common Stock") or (ii) $6.75 in cash or (iii) 0.1263 shares of CHC Common Stock and $3.04 in cash for each share of Virginia Bancorp common stock (the "Virginia Bancorp Common Shares") and each share of Series A Non-Voting preferred stock or (iv) to make no election. All shareholder elections will be subject to allocation and proration procedures set forth in the Merger Agreement which is intended to ensure that, in the aggregate, 55% of the Virginia Bancorp Common Shares outstanding will be exchanged for CHC Common Stock. The Merger will be tax-free to shareholders of Virginia Bancorp as to the portion of the Merger consideration received as CHC Common Stock.

Virginia Bancorp and City have made customary representations, warranties and covenants in the Merger Agreement. Consummation of the Merger is subject to approval of the shareholders of Virginia Bancorp and the receipt of all required regulatory approvals, as well as other customary conditions. The Merger Agreement contains certain termination rights for both City and Virginia Bancorp, and further provides that, upon termination of the Merger Agreement under specified circumstances, Virginia Bancorp might be required to pay City a termination fee of $650,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K ("Report") and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any further financial information about City or its subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified that confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of City or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by City.

Section 8 – Other Events

8.01 Other Events.

On November 14, 2011, City issued a press release concerning the acquisition of Virginia Bancorp. A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished to the Securities and Exchange Commission and shall not be deemed "Filed" for any purpose.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

2.1   Agreement and Plan of Merger, dated as of November 14, 2011, by and among Virginia Savings Bancorp, Inc., Virginia Savings Bank, F.S.B., City Holding Company and City National Bank of West Virginia (listed disclosure schedules have been omitted pursuant to Regulation S-K Item 601(b)(2). City agrees to furnish a supplemental copy of such schedule upon request of the SEC).

99.1   Press Release, dated November 14, 2011, issued by City Holding Company.

Forward-Looking Statements

This Form 8-K and the press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger between Virginia Bancorp and City, including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger, (ii) City's and Virginia Bancorp's plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "targets," "projects," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective management of City and Virginia Bancorp and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of City and Virginia Bancorp. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of City and Virginia Bancorp may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the stockholders of Virginia Bancorp may fail to approve the Merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which City and Virginia Bancorp are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City's and Virginia Bancorp's markets could adversely affect operations; and (10) the economic slowdown could continue to adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City's reports (such as its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (http://www.sec.gov).

City and Virginia Bancorp caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to City or Virginia Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. City and Virginia Bancorp do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information about the Merger and Where to Find It

Shareholders of Virginia Bancorp and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that City will file with the Securities and Exchange Commission in connection with the proposed Merger because it will contain important information about City, Virginia Bancorp, the Merger, the persons soliciting proxies in the Merger and their interests in the Merger and related matters. You will be able to obtain all documents filed with the SEC by City free of charge at the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by City will be available free of charge from the Corporate Secretary of City Holding Company, 25 Gatewater Road, Cross Lanes, West Virginia 25301, telephone (304) 769-1100. The proxy statement/ prospectus (when it is available) and the other documents may also be obtained for free by accessing City's website at www.bankatcity.com under the tab "Investor Relations" and then under the heading "Documents". You are urged to read the proxy statement/prospectus carefully before making a decision concerning the Merger.

Participants in the Transactions

City, Virginia Bancorp and their respective directors, executive officers and certain other members of management and employees may be deemed "participants" in the solicitation of proxies from Virginia Bancorp's shareholders in favor of the Merger with City. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Virginia Bancorp shareholders in connection with the proposed Merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.

You can find information about the executive officers and directors of City in its Annual Report on Form 10-K for the year ended December 31, 2010, and in its definitive proxy statement filed with the SEC on March 25, 2011. You can obtain free copies of these documents from City using the contact information above.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>November 14, 2011</u>

City Holding Company

By: /s/ Charles R. Hageboeck
<u> </u>
    Charles R. Hageboeck
    Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

VIRGINIA SAVINGS BANCORP, INC.,

VIRGINIA SAVINGS BANK, F.S.B.,

CITY HOLDING COMPANY,

and

CITY NATIONAL BANK OF WEST VIRGINIA

November 14, 2011

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is dated as of November 14, 2011, by and among Virginia Savings Bancorp, Inc., a Virginia corporation ("Virginia Bancorp"), Virginia Savings Bank, FSB, a federal savings bank ("Virginia Savings") , City Holding Company, a West Virginia corporation ("CHC"), and City National Bank of West Virginia, a national banking association ("City National").

W I T N E S S E T H:

A.   Each of the parties desires to effect a merger of Virginia Bancorp with and into CHC, with CHC being the surviving entity in the merger (the "Company Merger");

B.   Virginia Bancorp has 5,000,000 authorized shares of common stock, par value $1.00 per share ("Virginia Bancorp Common Stock"), of which 1,810,120 shares are presently issued and outstanding, and 500,000 shares of preferred stock, including 100,000 shares of Series A Non-Voting Preferred Stock, par value $1.00 per share ("Virginia Bancorp Series A Non-Voting Preferred Stock"), of which 89,864 shares are presently issued and outstanding;

C.   CHC has 50,000,000 authorized shares of common stock, par value $2.50 per share ("CHC Common Stock"), and 500,000 authorized shares of preferred stock, par value $25.00 per share, of which 14,811,289 shares of CHC Common Stock and no shares of preferred stock are presently issued and outstanding;

D.   Virginia Bancorp owns all of the issued and outstanding shares of Virginia Savings' common stock. CHC owns all of the issued and outstanding shares of capital stock of City National. In addition to the Company Merger, the parties desire to effect a merger of Virginia Savings with and into City National, with City National being the surviving entity in the merger (the "Subsidiary Merger");

E.   The Boards of Directors of Virginia Bancorp, Virginia Savings, CHC, and City National, respectively, each have determined that it is in the best interests of their respective organizations and shareholders to effect the mergers; and

F.   It is the intention of the parties to this Agreement that the business combinations contemplated hereby each be treated as a "reorganization" under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

Article I

The Company Merger

1.01   The Company Merger.   On the Effective Time (as defined below) or as soon thereafter as possible, the Company Merger contemplated by this Agreement shall occur and in furtherance thereof:

(a)   Structure and Effects of the Company Merger. Virginia Bancorp shall merge with and into CHC, and the separate corporate existence of Virginia Bancorp shall thereupon cease. CHC shall be the surviving corporation in the Company Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of West Virginia, and the separate corporate existence of CHC with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Company Merger. The Company Merger shall have the effects specified in W. Va. Code Section 31D-11-1107 of the West Virginia Business Corporation Act (the "WVBCA") and Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

(b)   Name and Offices. The name of the Surviving Corporation shall be City Holding Company. Its principal office shall be located at 25 Gatewater Road, Charleston, West Virginia 25313.

(c)   Articles of Incorporation. The CHC articles of incorporation, as in effect immediately prior to the Effective Time, shall continue to be the articles of incorporation of the Surviving Corporation following the Company Merger, until duly amended in accordance with the terms thereof and the WVBCA.

(d)   Bylaws. The CHC Code of Bylaws, as in effect immediately prior to the Effective Time, shall continue to be the bylaws of the Surviving Corporation following the Company Merger, until duly amended in accordance with the terms thereof, the articles of incorporation of CHC and the WVBCA.

(e)   Directors. The directors of CHC, immediately prior to the Effective Time, shall continue to hold such positions following the Company Merger, and such directors shall hold offices until such time as their successors shall be duly elected and qualified.

(f)   Officers. The officers of CHC holding such positions immediately prior to the Effective Time shall continue to be the officers of the Surviving Corporation following the Company Merger.

1.02   Reservation of Right to Revise Structure.   At CHC's election, the Company Merger may alternatively be structured so that (a) Virginia Bancorp is merged with and into any other direct or indirect wholly-owned subsidiary of CHC or (b) any direct or indirect wholly-owned subsidiary of CHC is merged with and into Virginia Bancorp; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration (as defined in Section 3.01(a)) or the treatment of the holders of the capital stock of Virginia Bancorp, (y) prevent Virginia Bancorp from obtaining the opinion of Scott & Stringfellow, LLC, referred to in Section 7.02(d) or otherwise adversely affect the tax treatment of the Company Merger to the Virginia Bancorp shareholders or (z) materially impede or delay consummation of the transactions contemplated by this Agreement.   In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

1.03   Effective Time. The Company Merger shall become effective on the date and at the time shown on the Articles of Merger required to be filed in the office of the Secretary of State of the State of West Virginia, which shall include the Plan of Merger attached hereto as Exhibit A in accordance with the WVBCA, and the office of the Virginia State Corporation Commission, which shall include the Plan of Merger attached hereto as Exhibit A in accordance with the VSCA, effecting the Company Merger ("Effective Time"). Subject to the terms of this Agreement, the parties shall cause the Company Merger to become effective (a) on the date that is the fifth (5th) full trading day on the Nasdaq Global Select Market to occur after the last of all required regulatory and shareholder approvals of the Company Merger and the Subsidiary Merger have been received and all required waiting periods have expired, or (b) on such date as the parties may agree in writing (the "Effective Date").

Article II

The Subsidiary Merger

2.01   The Subsidiary Merger.   On the Effective Time or as soon thereafter as possible, the Subsidiary Merger contemplated by this Agreement shall occur and in furtherance thereof:

(a)   Structure and Effects of the Subsidiary Merger. Virginia Savings shall merge with and into City National on the terms and conditions set forth in the Agreement and Plan of Subsidiary Merger in the form attached hereto as Exhibit B (the "Subsidiary Merger Agreement"), and the separate corporate existence of Virginia Savings shall thereupon cease. City National shall be the surviving bank in the Subsidiary Merger (sometimes hereinafter referred to as the "Surviving Bank") and shall continue to be governed by federal law, and the separate corporate existence of City National with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Subsidiary Merger. The Subsidiary Merger shall have the effects specified in Section 215c of the National Bank Act of 1864, as amended (the "NBA").

(b)   Name and Offices. The name of the Surviving Bank shall be City National Bank of West Virginia. Its principal office shall be located at 3601 McCorkle Avenue, S.E., Charleston, West Virginia 25324.

(c)   Articles of Association. The City National articles of association, as in effect immediately prior to the Effective Time, shall continue to be the articles of association of the Surviving Bank following the Subsidiary Merger, until duly amended in accordance with the terms thereof and the NBA.

(d)   Bylaws. The City National bylaws, as in effect immediately prior to the Effective Time, shall continue to be the bylaws of the Surviving Bank following the Subsidiary Merger, until duly amended in accordance with the terms thereof, the articles of association of City National and the NBA.

       (e)   <u>Directors</u>. The directors of City National, immediately prior to the Effective Time, shall continue to hold such positions following the Subsidiary Merger, and such directors shall hold offices until such time as their successors shall be duly elected and qualified.

       (f)   <u>Officers</u>. The officers of City National holding such positions immediately prior to the Effective Time shall continue to be the officers of the Surviving Bank following the Subsidiary Merger.

2.02   <u>Effective Time</u>. The Subsidiary Merger shall become effective on a date specified by the Office of the Comptroller of the Currency (the "OCC") pursuant to the NBA. Subject to the terms of this Agreement, the parties shall cause the Subsidiary Merger to become effective on the same day the Company Merger becomes effective or as soon as possible thereafter.

Article III

Consideration

3.01   <u>Consideration</u>. Subject to the terms and conditions of this Agreement, at the Effective Time:

       (a)   Each holder of a share of Virginia Bancorp Common Stock and Virginia Bancorp Series A Non-Voting Preferred Stock issued and outstanding prior to the Effective Time (other than shares held directly or indirectly by CHC, except shares held by CHC in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) (each a "Virginia Bancorp Share") shall receive in respect thereof, at the election of the holder as provided in and subject to this Agreement, one of the following forms of consideration: (i) 0.2297 shares of CHC Common Stock (the "Stock Exchange Ratio") for each Virginia Bancorp Share (the "Stock Consideration") or (ii) $6.75 in cash for each Virginia Bancorp Share (the "Cash Consideration") or (iii) 0.1263 shares of CHC Common Stock and $3.04 in cash for each Virginia Bancorp Share (the "Cash and Stock Exchange Ratio" and together with the Stock Exchange Ratio, the "Exchange Ratios") for each Virginia Bancorp Share (the "Cash/Stock Consideration"). The Stock Consideration, the Cash Consideration and the Cash/Stock Consideration are sometimes collectively referred to herein as the "Merger Consideration".

       (b)   Each Virginia Bancorp Share that, immediately prior to the Effective Time, is held directly or indirectly by CHC, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall by virtue of the Company Merger be canceled and retired and shall cease to exist, and no exchange or payment shall be made therefor.

       (c)   Each share of CHC Common Stock that is issued and outstanding immediately prior to the Effective Time shall continue to be an issued and outstanding share of CHC Common Stock at and after the Effective Time.

       (d)   Notwithstanding the foregoing, if any holder of Virginia Bancorp Shares perfects such holder's appraisal rights under the VSCA, any issued and outstanding Virginia Bancorp Shares held by such holder shall not be converted as described in this Section 3.01 but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due to such holder pursuant to the VSCA; provided, however, that each Virginia Bancorp Share outstanding immediately prior to the Effective Time and held by a Virginia Bancorp shareholder who, after the Effective Time, fails to perfect his or her appraisal rights, withdraws his or her demand for appraisal rights or otherwise loses his or her right to exercise appraisal rights shall have only the right to receive the per share Merger Consideration for the number and type of Virginia Bancorp Shares held by such holder.

4

3.02   Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Virginia Bancorp Shares shall cease to be, and shall have no rights as, shareholders of Virginia Bancorp, other than the right to receive (a) any dividend or other distribution with respect to such Virginia Bancorp Shares with a record date occurring prior to the Effective Date, (b) the applicable type of per share Merger Consideration for each Virginia Bancorp Share, as provided under this Article III, and (3) any appraisal rights to which they may be entitled under the VSCA if such holders have perfected such appraisal rights under the VSCA. After the Effective Time, there shall be no transfers on the stock transfer books of Virginia Bancorp or the Surviving Corporation of Virginia Bancorp Shares.

3.03   Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of CHC Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Company Merger; instead, CHC shall pay to each holder of Virginia Bancorp Shares who otherwise would be entitled to a fractional share of CHC Common Stock an amount in cash (without interest) determined by multiplying such fraction by the CHC Average Closing Price. The CHC Average Closing Price shall equal the average of the per share closing prices of a share of CHC Common Stock as reported on the Nasdaq Global Select Market during the ten (10) trading days immediately preceding the tenth (10th) calendar day immediately preceding the Effective Date (the "CHC Average Closing Price").

3.04   Election and Proration Procedures.

(a)   An election form in such form as Virginia Bancorp and CHC shall mutually agree (an "Election Form") shall be mailed on the Mailing Date (as defined below) to each holder of record of Virginia Bancorp Shares. The "Mailing Date" shall be the date on which proxy materials relating to the Company Merger are mailed to holders of Virginia Bancorp Shares. CHC shall make available Election Forms as may be reasonably requested by all persons who become holders of Virginia Bancorp Shares after the record date for eligibility to vote on the Company Merger and prior to the Election Deadline (as defined herein), and Virginia Bancorp shall provide to the Exchange Agent (as defined herein) all information reasonably necessary for it to perform its obligations as specified herein.

(b)   Each Election Form shall entitle the holder of Virginia Bancorp Shares (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Stock Consideration for all of such holder's shares (a "Stock Election"), (ii) elect to receive the Cash Consideration for all of such holder's shares (a "Cash Election"), (iii) elect to receive the Cash/Stock Consideration for all such holder's shares (a "Cash/Stock Election") or (iv) make no election or indicate that such holder has no preference as to the receipt of the Cash Consideration, the Stock Consideration or the Cash/Stock Consideration (a "Non-Election"). Holders of record of Virginia Bancorp Shares who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Virginia Bancorp Shares held by that Representative for a particular beneficial owner. Virginia Bancorp Shares as to which a Cash Election has been made are referred to herein as "Cash Election Shares." Virginia Bancorp Shares as to which a Stock Election has been made are referred to herein as "Stock Election Shares." Virginia Bancorp Shares as to which a Cash/Stock Election has been made are referred to herein as "Cash/Stock Election Shares." Virginia Bancorp Shares as to which no election has been made are referred to herein as "Non-Election Shares." For purposes of this Section 3.04, shares subject to appraisal rights shall be deemed Cash Election Shares. The aggregate number of Virginia Bancorp Shares with respect to which a Cash Election has been made is referred to herein as the "Cash Election Number." The aggregate number of Virginia Bancorp Shares with respect to which a Stock Election has been made is referred to herein as the "Stock Election Number." The aggregate number of Virginia Bancorp Shares with respect to which a Cash/Stock Election has been made is referred to herein as the "Cash/Stock Election Number." The number of Virginia Bancorp Shares obtained by subtracting (i) the Cash/Stock Election Number from (ii) the aggregate number of Virginia Bancorp Shares outstanding as of the Effective Time is referred to herein as the "Leftover Shares." The number obtained by multiplying the Leftover Shares by 0.55 shall be referred to as the "Stock Percentage Number." The number obtained by multiplying the Leftover Shares by 0.45 shall be referred to as the "Cash Percentage Number."

(c)   To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 5:00 p.m., New York City time, on the third business day immediately preceding the date of the meeting of shareholders of Virginia Bancorp referred to in Section 6.02 hereof (or such other time and date as Virginia Bancorp and CHC may mutually agree) (the "Election Deadline"). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any holder of Virginia Bancorp Shares may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any holder of Virginia Bancorp Shares may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline. All elections shall be revoked automatically if the Exchange Agent is notified in writing by CHC and Virginia Bancorp that this Agreement has been terminated. If a shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes (as opposed to changes) his or her Election Form prior to the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the Virginia Bancorp Shares held by such shareholder shall be designated Non-Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d)   Notwithstanding any other provision contained in this Agreement, allocation will be made so that 55% of the Virginia Bancorp Shares will be exchanged for CHC Common Stock and 45% of the Virginia Bancorp Shares will be exchanged for cash; provided that notwithstanding any provision herein to the contrary, no more than 240,000 shares of CHC Common Stock will be issued to the holders of Virginia Bancorp Shares. Accordingly, 55% of the total number of shares of Virginia Bancorp Shares outstanding at the Effective Time shall be converted into CHC Common Stock and the remaining outstanding shares of Virginia Bancorp Shares (excluding shares of Virginia Bancorp Shares to be canceled as provided in Section 3.01(b)) shall be converted into cash.

(e)   Within three (3) business days after the Election Deadline, CHC shall cause the Exchange Agent to effect the allocation among holders of Virginia Bancorp Shares of rights to receive cash and stock as follows:

(i)   The Cash/Stock Election Shares shall be converted into the right to receive the Cash/Stock Consideration.

(ii)   If the Stock Election Number exceeds the Stock Percentage Number, then:

(A)   all Cash Election Shares shall be converted into the right to receive the Cash Consideration,

(B)   Non-Election Shares shall be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares equal the Cash Percentage Number. If less than all of the Non-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which Non-Election shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining Non-Election Shares shall thereafter be treated as Stock Election Shares,

(C)   If all Non-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares is less than the Cash Percentage Number, then the Exchange Agent shall convert on a pro rata basis as described below in Section 3.04(f) a sufficient number of Stock Election Shares into Cash Election Shares ("Reallocated Cash Shares") such that the sum of the number of Cash Election Shares (including Non-Election Shares treated as Cash Election Shares pursuant to the preceding subsection) plus the Reallocated Cash Shares equals the Cash Percentage Number, and all Reallocated Cash Shares will be converted into the right to receive the Cash Consideration, and

(D) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive the Stock Consideration.

(iii) If the Stock Election Number is less than the Stock Percentage Number, then:

(A) all Stock Election Shares shall be converted into the right to receive the Stock Consideration,

(B) Non-Election Shares shall be deemed to be Stock Election Shares to the extent necessary to have the total number of Stock Election Shares equal the Stock Percentage Number. If less than all of the Non-Election Shares need to be treated as Stock Election Shares, then the Exchange Agent shall select which Non-Election shares shall be treated as Stock Election Shares in such manner as the Exchange Agent shall determine, and all remaining Non-Election Shares shall thereafter be treated as Cash Election Shares,

(C) If all Non-Election Shares are treated as Stock Election Shares under the preceding subsection and the total number of Stock Election Shares is less than the Stock Percentage Number, then the Exchange Agent shall convert on a pro rata basis as described below in Section 3.04(f) a sufficient number of Cash Election Shares into Stock Election Shares ("Reallocated Stock Shares") such that the sum of the number of Stock Election Shares (including Non-Election Shares treated as Stock Election Shares pursuant to the preceding section) plus the Reallocated Stock Shares equals the Stock Percentage Number, and all Reallocated Stock Shares will be converted into the right to receive the Stock Consideration, and

(D) the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive the Cash Consideration.

(f) In the event that the Exchange Agent is required pursuant to Section 3.04(e)(ii)(C) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 3.04(e)(iii)(C) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

3.05 Exchange Procedures.

(a) As soon as practicable but in no event more than five (5) calendar days after the Effective Date, the Exchange Agent shall mail a letter of transmittal to each holder of record of Virginia Bancorp Shares whose Virginia Bancorp Shares were converted into the right to receive a portion of the Merger Consideration. The letter of transmittal shall provide instructions for the submission of certificates ("Old Certificates") (or an indemnity satisfactory to CHC, the Surviving Bank and Computershare Investor Services, LLC, as Exchange Agent (the "Exchange Agent"), if any of such certificates are lost, stolen, or destroyed) representing all Virginia Bancorp Shares of such holder of record converted into the right to receive the applicable portion of the Merger Consideration at the Effective Time.

(b)   At or prior to the Effective Time, CHC shall deposit, or shall cause to be deposited, with the Exchange Agent, certificates representing the shares of CHC Common Stock ("New Certificates") and an estimated amount of cash equal to the cash portion of the Merger Consideration and cash for fractional shares (such cash and New Certificates being hereinafter referred to as, the "Exchange Fund"). In accordance with the terms contained in the letter of transmittal contemplated in this Section 3.05, the Exchange Agent shall distribute the Exchange Fund to the Virginia Bancorp shareholders upon receipt of the Old Certificates or a satisfactory indemnity as contemplated in Section 3.05(a).

(c)   CHC shall cause any check in respect of any cash that a holder of Virginia Bancorp Shares shall be entitled to receive to be delivered to such shareholder no later than ten (10) days following delivery to the Exchange Agent of the Old Certificates (or indemnity satisfactory to CHC, the Surviving Bank and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder. No interest will be paid on any per share Merger Consideration that any such holder shall be entitled to receive pursuant to this Article III upon such delivery.

(d)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of Virginia Bancorp for one year after the Effective Time shall be returned to CHC. Any shareholders of Virginia Bancorp who have not theretofore complied with this Article III shall thereafter look only to CHC for payment of any applicable per share Merger Consideration, without any interest thereon.

(e)   Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Virginia Bancorp Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

3.06   Anti-Dilution Adjustments. Should CHC change (or establish a record date for changing) the number of shares of CHC Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, special cash dividend, recapitalization, reclassification, reorganization or similar transaction with respect to the outstanding CHC Common Stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratios shall be appropriately and proportionately adjusted.

Article IV

Actions Pending the Company and Subsidiary Merger

4.01   Forbearances of Virginia Bancorp and Virginia Savings. From the date hereof until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or the Disclosure Schedules (as hereinafter defined in Section 5.01), without the prior written consent of CHC, neither Virginia Bancorp nor Virginia Savings will:

(a) <u>Ordinary Course</u>. Conduct its business other than in the ordinary and usual course or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates.

(b) <u>Capital Stock</u>. Other than as set forth in its Disclosure Schedule,

(1) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Virginia Bancorp Shares or any rights to subscribe for or purchase Virginia Bancorp Shares or any other capital stock, or securities convertible into or exchangeable for any capital stock, of Virginia Bancorp or Virginia Savings,

(2) Permit any additional shares of Virginia Bancorp Shares or capital stock of Virginia Bancorp or Virginia Savings to become subject to grants of employee or director stock options, restricted stock grants, or similar stock-based employee or director rights,

(3) Repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Virginia Bancorp Shares or capital stock of Virginia Bancorp or Virginia Savings, except as provided for herein,

(4) Effect any recapitalization, reclassification, stock split or like change in capitalization,

(5) Form a new subsidiary, or

(6) Enter into, or take any action to cause any holders of Virginia Bancorp Shares to enter into, any agreement, understanding or commitment relating to the right of holders of Virginia Bancorp Shares to vote any shares of Virginia Bancorp Shares, or cooperate in any formation of any voting trust relating to such shares.

(c) <u>Dividends, Etc</u>. Make, declare, pay or set aside for payment any dividend other than regular cash dividends on Virginia Bancorp Shares and shares of Series A Convertible Preferred Stock, par value $10.00 per share, of Virginia Savings ("Virginia Savings Preferred Stock") in amounts and for periods consistent with past practice, with record and payment dates consistent with past practice.

(d) <u>Compensation; Employment Contracts; Etc</u>. Except for commitments on the date hereof disclosed in its Disclosure Schedule, enter into, amend, modify, renew or terminate any employment, consulting, severance or similar contracts with any directors, officers or employees of, or independent contractors with respect to, Virginia Bancorp and Virginia Savings, or grant any salary, wage or other increase or increase any employee benefit (including incentive or bonus payments), except for (1) changes that are required by applicable law; (2) changes contemplated by this Agreement; (3) changes in base salary consistent with CHC's salary administration procedures and properly approved by CHC's President; or (4) bonuses for performance under documented incentive plans and upon approval by CHC.

(e) Benefit Plans. Enter into, establish, adopt, amend, modify or terminate any pension, retirement, stock option, stock purchase, savings, profit sharing, employee stock ownership, deferred compensation, consulting, bonus, group insurance or other employee or director benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, or make any new or increase any outstanding grants or awards under any such contract, plan or arrangement, in respect of any current or former directors, officers or employees of, or independent contractors with respect to, Virginia Bancorp or Virginia Savings (or any dependent or beneficiary of any of the foregoing persons), including taking any action that accelerates the vesting or exercisability of or the payment or distribution with respect to other compensation or benefits payable thereunder, except, in each such case, (1) as may be required by applicable law, (2) as are provided for or contemplated by this Agreement or (3) in the ordinary course of business consistent with past practice.

(f) Dispositions. Except as set forth in its Disclosure Schedule or as otherwise contemplated by this Agreement, sell, transfer, mortgage, lease, encumber or otherwise dispose of or discontinue any material portion of its assets, business or properties.

(g) Acquisitions. Except (1) pursuant to contracts existing on the date hereof and described in its Disclosure Schedule, (2) for short-term investments for cash management purposes, (3) pursuant to bona fide hedging transactions, (4) by way of foreclosures or otherwise in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice, (5) consistent with past practice, supplies and other assets used in the ordinary course of business to support operations and existing infrastructure, of Virginia Bancorp and Virginia Savings and (6) readily marketable securities in the ordinary and usual course of business consistent with past practice, neither Virginia Bancorp nor Virginia Savings will acquire any assets or properties of another person in any one transaction or a series of related transactions.

(h) Governing Documents. Amend the articles of incorporation, charter or bylaws of Virginia Bancorp or Virginia Savings.

(i) Accounting Methods. Implement or adopt any change in the accounting principles, practices or methods used by Virginia Bancorp or Virginia Savings, other than as may be required by generally accepted accounting principles in the United States ("GAAP"), as concurred with by Virginia Bancorp's independent auditors, or as required by any U.S. banking regulator with authority over Virginia Bancorp or regulatory accounting principles in regulatory filings or other documents.

(j)   Contracts. Except in the ordinary course of business or pursuant to the terms of this Agreement, enter into or terminate any material contract or amend or modify in any material respect any of its existing material contracts other than current commitments set forth in its Disclosure Schedule.

(k)   Claims. Settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually or in the aggregate, that is not material to Virginia Bancorp or Virginia Savings, taken as a whole.

(l)   Risk Management. Except as required by applicable law or regulation: (1) implement or adopt any material change in its interest rate risk management and hedging policies, procedures or practices; or (2) fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate risk.

(m)   Indebtedness. Other than in the ordinary course of business (including creation of deposit liabilities, Federal Home Loan Bank advances, entering into repurchase agreements, purchases or sales of federal funds, and sales of certificates of deposit) consistent with past practice, (1) incur any indebtedness for borrowed money, (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person or (3) cancel, release, assign or modify any material amount of indebtedness of any other person.

(n)   Loans. Without prior consultation with CHC, other than existing commitments and renewals of existing loans, make any loan or advance in excess of $100,000 other than residential mortgage loans in the ordinary course of business consistent with lending policies as in effect on the date hereof, provided that in the case of any loan for which consultation is required, Virginia Savings may make any such loan in the event (A) Virginia Savings has delivered to CHC or its designated representative a notice of its intention to make such loan and such additional information as CHC or its designated representative may reasonably require and (B) CHC or its designated representative shall not have reasonably objected to such loan by giving notice of such objection within three business days following the delivery to CHC of the applicable notice of intention.

(o)   Adverse Actions. (1) Take any action reasonably likely to prevent or impede the Company Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (2) take any action that is intended or is reasonably likely to result in (A) the representations and warranties set forth in this Agreement being or becoming untrue in a manner that would result in a Material Adverse Event at any time at or prior to the Effective Time, (B) any of the conditions to the Company Merger set forth in Article VII not being satisfied or (C) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable law or pursuant to a right provided for under this Agreement.

(p)   Interest Rates. Increase or decrease the rate of interest paid by Virginia Savings on any deposit product, including without limitation on certificates of deposit, except in a manner and pursuant to policies consistent with commercially reasonable past practices; provided, however, that, notwithstanding the foregoing, in no event shall Virginia Savings increase the rate of interest on any deposit product to more than the average rates paid on comparable deposit products by the other banks and thrifts located in the markets in which such deposit product is offered by Virginia Savings unless such increase is approved by CHC.

(q)   Commitments. Agree or commit to do, or enter into any contract regarding, anything that would be precluded by clauses (a) through (p) without first obtaining CHC's consent.

(r)   Capital Expenditures; Non-Interest Expense. Make any capital expenditures or incur any other non-interest expense individually in excess of $10,000 or in the aggregate in excess of $25,000, except as disclosed in its Disclosure Schedule and other than expenses related to other real estate owned or foreclosures or related to or incurred in connection with this Agreement.

4.02   Forbearances of CHC and City National. From the date hereof until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or its Disclosure Schedule (as hereafter defined), without prior written consent of Virginia Bancorp or Virginia Savings, neither CHC nor City National will:

(a)   Ordinary Course. Conduct its business other than in the ordinary and usual course or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates.

(b)   Governing Documents. Amend the articles of incorporation, articles of association, charter or bylaws of CHC or City National.

(c)   Accounting Methods. Implement or adopt any change in the accounting principles, practices or methods used by CHC or City National, other than as may be required by GAAP, as concurred with by CHC's independent auditors, or as required by any U.S. banking regulator with authority over CHC or regulatory accounting principles in regulatory filings or other documents.

(d)   Adverse Actions. (1) Take any action reasonably likely to prevent or impede the Company Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (2) take any action that is intended or is reasonably likely to result in (A) the representations and warranties set forth in this Agreement being or becoming untrue in a manner that would result in a Material Adverse Event at any time at or prior to the Effective Time, (B) any of the conditions to the Company Merger set forth in Article VII not being satisfied or (C) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable law or pursuant to a right provided for under this Agreement.

(e)   Commitments. Agree or commit to do, or enter into any contract regarding, anything that would be precluded by clauses (a) through (d) without first obtaining Virginia Bancorp's consent.

4.03   Transition. To facilitate the integration of the operations of Virginia Bancorp and CHC and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Date the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Company Merger and Subsidiary Merger, each of Virginia Bancorp and CHC shall, and shall cause its subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

4.04   Control of the Other Party's Business. Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Sections 4.01 or 4.02) shall give CHC directly or indirectly, the right to control or direct the operations of Virginia Bancorp, and nothing contained in this Agreement shall give Virginia Bancorp, directly or indirectly, the right to control or direct the operations of CHC. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its subsidiaries' respective operations.

Article V

Representations and Warranties

5.01   Disclosure Schedules. On or prior to the date hereof, Virginia Bancorp and Virginia Savings have delivered to CHC, and CHC and City National have delivered to Virginia Bancorp, schedules (respectively, the "Disclosure Schedules") setting forth, among other things, items the disclosure of which is necessary or appropriate either (1) in response to an express disclosure requirement contained in a provision hereof or (2) as an exception to one or more representations or warranties contained in Sections 5.02 or 5.03, or to one or more of its covenants contained in Article IV.

5.02   Representations and Warranties of Virginia Bancorp and Virginia Savings. Except as set forth in its Disclosure Schedule, Virginia Bancorp and Virginia Savings hereby represent and warrant, jointly and severally, to CHC and City National:

(a)   Organization and Capital Stock.

(1)   Virginia Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. Virginia Bancorp is a thrift holding company duly licensed and authorized to conduct business under the laws of the Commonwealth of Virginia.

(2)   The authorized capital stock of Virginia Bancorp consists of (i) 5,000,000 shares of Virginia Bancorp Common Stock, of which, as of the date hereof, 1,810,120 shares are issued and outstanding, and (ii) 500,000 shares of preferred stock, including 100,000 shares of Virginia Bancorp Series A Non-Voting Preferred Stock, of which 89,864 shares are issued and outstanding as of the date hereof. All of the issued and outstanding Virginia Bancorp Shares are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding Virginia Bancorp Shares has been issued in violation of any preemptive rights of the current or past shareholders of Virginia Bancorp. As of the date hereof, Virginia Bancorp has no outstanding employee and director stock options to acquire any Virginia Bancorp Shares.

(3)   Except as disclosed in the Disclosure Schedule, there are no shares of Virginia Bancorp Common Stock, Virginia Bancorp Series A Non-Voting Preferred Stock, or other capital stock or other equity securities of Virginia Bancorp outstanding and no outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, Virginia Bancorp Shares or other capital stock of Virginia Bancorp or contracts, commitments, understandings or arrangements by which Virginia Bancorp is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

(4)   Except as disclosed in the Disclosure Schedule, each certificate representing Virginia Bancorp Shares issued by Virginia Bancorp in replacement of any certificate theretofore issued by it which was claimed by the record holder thereof to have been lost, stolen or destroyed was issued by Virginia Bancorp only upon receipt of an affidavit of lost stock certificate and indemnity agreement of such shareholder indemnifying Virginia Bancorp against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such replacement certificate.

(b)   Authorization and No Default.

(1)   Virginia Bancorp's Board of Directors has, by all appropriate action, approved this Agreement and the Company Merger and authorized the execution of this Agreement on its behalf by its duly authorized officers and the performance by Virginia Bancorp of its obligations hereunder.   Virginia Savings' Board of Directors has, by all appropriate action, approved this Agreement, the Subsidiary Merger Agreement and the Subsidiary Merger and authorized the execution hereof and of the Subsidiary Merger Agreement on its behalf by its duly authorized officers and the performance by Virginia Savings of its obligations hereunder and under the Subsidiary Merger Agreement. Nothing in the articles of incorporation, charter or bylaws of Virginia Bancorp or Virginia Savings, as amended, as applicable, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which either is bound or subject (other than agreements which can be terminated under circumstances requiring only monetary payments of less than $50,000 in the aggregate) would prohibit either Virginia Bancorp or Virginia Savings, as applicable, from consummating this Agreement, the Company Merger or the Subsidiary Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Virginia Bancorp and Virginia Savings and constitutes a legal, valid and binding obligation of each, enforceable against each in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally and by judicial discretion in applying principles of equity. No other corporate acts or proceedings are required to be taken by Virginia Bancorp (except for approval by Virginia Bancorp's and Virginia Savings' shareholders) to authorize the execution, delivery and performance of this Agreement and the Subsidiary Merger Agreement. Except for the requisite approval of the OCC and any required notice or application to the Bureau of Financial Institutions of the Virginia State Corporation Commission (the "Commission") and the Board of Governors of the Federal Reserve System (the "Federal Reserve"), no notice to, filing with, or authorization by, or consent or approval of, any federal or state bank regulatory authority is necessary for the execution of this Agreement or consummation of the Company Merger by Virginia Bancorp or the Subsidiary Merger by Virginia Savings. Except as disclosed in its Disclosure Schedule, Virginia Bancorp and Virginia Savings are neither in default under, nor in violation of, any provision of its articles of incorporation, charter or bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement, except for defaults and violations which will not have a Material Adverse Effect on Virginia Bancorp, taken as a whole.

(2)   For purposes of this Agreement, "Material Adverse Effect" means with respect to CHC or Virginia Bancorp, any event, change, circumstance, effect or occurrence which, individually or together with any other event, change, circumstance, effect or occurrence, (i) is both material and adverse to the financial position, results of operation or business of CHC and City National, taken as a whole, or Virginia Bancorp and Virginia Savings, taken as a whole, respectively, or (ii) would materially impair the ability of either CHC or Virginia Bancorp to perform its obligations under this Agreement or otherwise materially impede the consummation of the Company Merger, the Subsidiary Merger and the other transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the following: (A) the effects of any change attributable to or resulting from changes in laws, regulations or interpretations of those laws or regulations by courts or governmental authorities applicable generally to banks or bank holding companies; (B) changes in regulatory accounting principles or GAAP applicable to banks or bank holding companies generally, except to the extent any such change affects Virginia Bancorp or Virginia Savings or CHC or City National, respectively, to a materially greater extent than banks or bank holding companies generally; (C) changes in economic conditions affecting financial institutions generally, including changes in credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on CHC, City National, or Virginia Bancorp or Virginia Savings, as the case may be, relative to the overall effects on the banking industry; (D) changes in general levels of interest rates (including the impact on the parties' securities portfolios) provided that any such change shall not affect Virginia Bancorp or Virginia Savings or CHC or City National, respectively, to a materially greater extent than banks or bank holding companies generally, and provided further that any such change shall not have a materially adverse effect on the credit quality of Virginia Savings' or City National's assets, respectively; (E) reasonable and customary expenses incurred in connection with the Company Merger and all expenses related to any employment, change in control or severance contract and benefit or retirement plan disclosed on the Disclosure Schedule; (F) charges required under Section 6.11 hereof; (G) actions or omissions of either CHC or Virginia Bancorp or any of their subsidiaries, taken with the prior written consent of the other party in contemplation of the transactions contemplated by this Agreement; (H) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries; and (I) the occurrence of any military or terrorist attack within the United States or on any of its possessions or offices, or any earthquakes, hurricanes, tornados or other natural disasters.

(c)   Subsidiaries. Virginia Savings is wholly-owned by Virginia Bancorp, except for 100,000 shares of Virginia Savings Preferred Stock, which will be redeemed immediately prior to the Effective Time, and is a federal savings bank duly organized, validly existing and in good standing under the laws of the United States and has the corporate power to own its properties and assets, to incur its liabilities and to carry on its business as it is now being conducted. The number of authorized, issued and outstanding shares of capital stock of Virginia Savings is set forth in the Disclosure Schedule, all of which outstanding shares, other than the Virginia Savings Preferred Stock, are owned by Virginia Bancorp, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever. Virginia Bancorp has no other direct or indirect subsidiaries, other than as set forth in its Disclosure Schedule. There are no options, warrants or rights outstanding to acquire any capital stock of Virginia Savings, except for the conversion rights associated with the Virginia Savings Preferred Stock, and no person or entity has any other right to purchase or acquire any unissued shares of stock of Virginia Savings, nor does Virginia Savings have any obligation of any nature with respect to its unissued shares of stock. Except for the ownership of readily marketable securities, Federal Home Loan Bank or Federal Reserve Bank stock and as may be disclosed in the Disclosure Schedule, neither Virginia Bancorp nor Virginia Savings is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise.

(d)   Financial Information. The consolidated statement of financial condition of Virginia Bancorp as of December 31, 2009 and December 31, 2010, and related consolidated statements of operations and statements of stockholders' equity and of cash flows for the two (2) years ended December 31, 2010, together with the notes thereto, and the periodic financial statements for the fiscal quarter ended June 30, 2011, together with the notes thereto (together, the "VSB Financial Statements"), copies of which have been provided to CHC, have been prepared in accordance with GAAP (except as may be disclosed therein and for the absence of footnotes and normal year-end adjustments in the quarterly VSB Financial Statements) and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of Virginia Bancorp as of the dates and for the periods indicated.

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(e)   Absence of Changes. Except as set forth in its Disclosure Schedule or as a result of the transactions contemplated by this Agreement, since December 31, 2010, there has not been a Material Adverse Effect with respect to Virginia Bancorp, nor have there been any events or transactions that have had, or are reasonably expected to have, a Material Adverse Effect on Virginia Bancorp.

(f)   Regulatory Enforcement Matters. Except as may be disclosed in its Disclosure Schedule, neither Virginia Bancorp nor Virginia Savings is subject to, or has received any notice or advice that it may become subject to, any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of financial institutions or their holding companies or engaged in the insurance of financial institution deposits or any other governmental agency having supervisory or regulatory authority with respect to Virginia Bancorp or Virginia Savings.

(g)   Tax Matters. Virginia Bancorp and Virginia Savings have each filed with the appropriate governmental agencies or properly extended such filings, all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns and reports required to be filed by it. Except as set forth in its Disclosure Schedule, neither Virginia Bancorp nor Virginia Savings is (a) delinquent in the payment of any taxes shown on such returns or reports or on any assessments received by it for such taxes; (b) aware of any pending or, to the Knowledge (as defined below) of Virginia Bancorp and Virginia Savings, threatened examination for income taxes for any year by the Internal Revenue Service (the "IRS") or any state tax agency; (c) subject to any agreement extending the period for assessment or collection of any federal or state tax; or (d) a party to any action or proceeding with, nor has any claim been asserted against it by, any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality (a "Governmental Authority") for assessment or collection of taxes. None of the tax returns of Virginia Bancorp or Virginia Savings has been audited by the IRS or any state tax agency for the past three (3) years. To the Knowledge of Virginia Bancorp and Virginia Savings, neither Virginia Bancorp nor Virginia Savings is the subject of any threatened action or proceeding by any Governmental Authority for assessment or collection of taxes. The reserve for taxes in the unaudited financial statements of Virginia Bancorp for the quarter ended June 30, 2011, is, in the opinion of management, adequate to cover all of the tax liabilities of Virginia Bancorp (including, without limitation, income taxes and franchise fees) as of such date in accordance with GAAP. The term "Knowledge" when used with respect to a party means the actual knowledge and belief, after due inquiry, of such party's executive officers.

(h)   Litigation. Except as may be disclosed in its Disclosure Schedule and except for foreclosure and other collection proceedings commenced in the ordinary course of business by Virginia Bancorp and Virginia Savings with respect to loans in default with respect to which no claims have been asserted against Virginia Bancorp or Virginia Savings, there is no litigation, claim or other proceeding before any arbitrator or Governmental Authority pending or, to the Knowledge of Virginia Bancorp and Virginia Savings, threatened, against Virginia Bancorp or Virginia Savings, or of which the property of Virginia Bancorp or Virginia Savings is or would be subject involving a monetary amount, singly or in the aggregate, in excess of $25,000, or a request for specific performance, injunctive relief or other equitable relief. No litigation, claim or other proceeding disclosed in its Disclosure Schedule is material to Virginia Bancorp or Virginia Savings.

(i)   Employment Agreements. Except as disclosed in its Disclosure Schedule, neither Virginia Bancorp nor Virginia Savings is a party to or bound by any contract for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by Virginia Bancorp or Virginia Savings on thirty (30) days' written notice or less without the payment of any amount by reason of such termination.

(j)   Reports. Except as may be disclosed in its Disclosure Schedule, since January 1, 2008, Virginia Bancorp and Virginia Savings have filed all material reports and statements, together with any amendments required to be made with respect thereto, if any, that they were required to file with (i) the Commission, (ii) the Office of Thrift Supervision, (iii) the OCC, (iv) the Federal Deposit Insurance Corporation (the "FDIC") and (v) any other Governmental Authority with jurisdiction over Virginia Bancorp and Virginia Savings, including the Securities and Exchange Commission (the "SEC"). As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(k)   Loans and Investments.

(1)   Except as set forth in its Disclosure Schedule, as of September 30, 2011, Virginia Savings had no loan in excess of $25,000 that has been classified by regulatory examiners or management of Virginia Savings as "Substandard," "Doubtful" or "Loss" or in excess of $10,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of Virginia Savings and a list of all loans in excess of $25,000 that Virginia Savings has determined to be ninety (90) days or more past due with respect to principal or interest payments or has placed on nonaccrual status, are set forth in the Disclosure Schedule.

(2)   All loans reflected in the VSB Financial Statements as of June 30, 2011, and which have been made, extended, renewed, restructured, approved, amended or acquired since June 30, 2011, (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) to the Knowledge of Virginia Savings, constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured, to the extent that Virginia Savings has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming Virginia Savings as the secured party or mortgagee.

(3)   Except as set forth in its Disclosure Schedule, the reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned that are shown on the VSB Financial Statements are, in the opinion of management of Virginia Savings, adequate in all respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

(4)   Except as set forth in its Disclosure Schedule, none of the investments reflected in the VSB Financial Statements as of and for the quarter ended June 30, 2011, and none of the investments made by Virginia Savings since June 30, 2011, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of Virginia Savings to dispose freely of such investment at any time.

(5)   Set forth in its Disclosure Schedule is a true, accurate and complete list of all loans in which Virginia Savings has any participation interest or that have been made with or through another financial institution on a recourse basis against Virginia Savings.

(l)   Employee Matters and ERISA.

(1)   Except as may be disclosed in its Disclosure Schedule, neither Virginia Bancorp nor Virginia Savings has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of Virginia Bancorp or Virginia Savings and, to the Knowledge of Virginia Bancorp and Virginia Savings, there is no present effort or existing proposal to attempt to unionize any group of employees of Virginia Bancorp or Virginia Savings.

(2)   Except as may be disclosed in its Disclosure Schedule, (i) Virginia Bancorp and Virginia Savings are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and neither Virginia Bancorp nor Virginia Savings is engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against Virginia Bancorp or Virginia Savings pending or, to the Knowledge of Virginia Bancorp or Virginia Savings, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the Knowledge of Virginia Bancorp or Virginia Savings, threatened against or directly affecting Virginia Bancorp or Virginia Savings; and (iv) neither Virginia Bancorp nor Virginia Savings has experienced any work stoppage or other such labor difficulty during the past five (5) years.

(3)   Except as may be disclosed in its Disclosure Schedule, neither Virginia Bancorp nor Virginia Savings maintains, contributes to or participates in or has any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including (without limitation) any multiemployer plan (as defined in Section 3(37) of ERISA), or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of Virginia Bancorp and Virginia Savings (the "VSB Employee Plans"). To the Knowledge of Virginia Bancorp and Virginia Savings, no present or former employee of Virginia Bancorp or Virginia Savings has been charged with breaching nor has breached a fiduciary duty under any of the VSB Employee Plans. Except as may be disclosed in its Disclosure Schedule, neither Virginia Bancorp nor Virginia Savings participates in, nor has it in the past five (5) years participated in, nor has it any present or future obligation or liability under, any multiemployer plan. Virginia Bancorp has provided to CHC a true, accurate and complete copy of each written plan or program disclosed in the Disclosure Schedule. Virginia Bancorp has also provided to CHC, with respect to each such plan or program to the extent available to Virginia Bancorp or Virginia Savings, all (i) amendments or supplements thereto, (ii) summary plan descriptions, (iii) descriptions of all current participants in such plans and programs and all participants with benefit entitlements under such plans and programs, (iv) contracts with third party administrators, trustee(s), investment advisors and custodians relating to plan documents, (v) actuarial valuations for any defined benefit plan, (vi) valuations for any plan as of the most recent date, (vii) the most recent determination letters from the IRS, (viii) the most recent annual report filed with the IRS, (ix) registration statements on Form S-8 and prospectuses, and (x) trust agreements.

(4)   All liabilities of the VSB Employee Plans have been funded or accrued on the basis of consistent methods in accordance with GAAP. No actuarial assumptions have been changed since the last written report of actuaries on such VSB Employee Plans. All insurance premiums (including premiums to the Pension Benefit Guaranty Corporation) have been paid in full, subject only to normal retrospective adjustments in the ordinary course. Except as may be noted on the VSB Financial Statements, to the Knowledge of Virginia Bancorp and Virginia Savings, neither Virginia Bancorp nor Virginia Savings has contingent or actual liabilities under Title IV of ERISA as of June 30, 2011. No accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code) has been incurred with respect to any of the VSB Employee Plans to which said Section 302 of ERISA or Section 412 of the Code apply, whether or not waived, nor does Virginia Bancorp or any of its affiliates have any liability or potential liability as a result of the underfunding of, or termination of, or withdrawal from, any plan by Virginia Bancorp or by any person which may be aggregated with Virginia Bancorp for purposes of Section 412 of the Code. All Virginia Bancorp and Virginia Savings defined benefit plans, if terminated as of the date of this Agreement, have plan assets sufficient to meet all required obligations under the terminated plan. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any of the VSB Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. To the Knowledge of Virginia Bancorp, no claim is pending or threatened or imminent with respect to any VSB Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which Virginia Bancorp or Virginia Savings would be liable after June 30, 2011, except as is reflected on the VSB Financial Statements. Neither Virginia Bancorp nor Virginia Savings has liability for excise taxes under Sections 4971, 4975, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof, 4976 (provided, however, that this shall not include any excise tax imposed under regulations under the Health Reform Act respecting employer payment of premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), if such regulations have not been promulgated by the Effective Time), 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any VSB Employee Plan. All VSB Employee Plans have been operated, administered and maintained in accordance with the terms thereof and in material compliance with the requirements of all applicable laws, including, without limitation, ERISA and the Code.

(m)   Title to Properties; Insurance. Except as may be disclosed in its Disclosure Schedule, (i) Virginia Bancorp and Virginia Savings have good and marketable title, free and clear of all liens, charges and encumbrances (except taxes that are a lien but not yet payable and liens, charges or encumbrances reflected in the VSB Financial Statements and easements, rights-of-way and other restrictions that do not have a Material Adverse Effect on Virginia Bancorp and Virginia Savings, taken as a whole, and further excepting in the case of other real estate owned, as such real estate is internally classified on the books of Virginia Bancorp or Virginia Savings, rights of redemption under applicable law) to all of their owned real properties; (ii) all leasehold interests for real property and any material personal property used by Virginia Bancorp or Virginia Savings in its businesses are held pursuant to lease agreements that are valid and enforceable in accordance with their terms; (iii) to the Knowledge of Virginia Bancorp and Virginia Savings, all such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the Knowledge of Virginia Bancorp, threatened with respect to such properties; and (iv) Virginia Bancorp or Virginia Savings has valid title or other ownership rights under licenses to all material intangible personal or intellectual property used by Virginia Bancorp or Virginia Savings in their businesses, free and clear of any claim, defense or right of any other person or entity that is material to such property, subject only to rights of the licensors pursuant to applicable license agreements and, in the case of non-exclusive licenses, of other licensees, which rights do not materially adversely interfere with the use of such property. All material insurable properties owned or held by Virginia Bancorp and Virginia Savings are adequately insured by reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance in an amount reasonably considered by management to be appropriate for the operations of Virginia Bancorp and Virginia Savings. Its Disclosure Schedule sets forth, for each policy of insurance maintained by Virginia Bancorp and Virginia Savings, the amount and type of insurance, the name of the insurer and the amount of the annual premium.

(n)   Environmental Matters.

(1)   As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which Virginia Bancorp has done business or owned, leased or operated property, including, without limitation, the Federal Solid Waste Disposal Act, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act and the Federal Occupational Safety and Health Act.

(2)   Except as may be disclosed in its Disclosure Schedule, to the Knowledge of Virginia Bancorp and Virginia Savings, neither the conduct nor operation of Virginia Bancorp or Virginia Savings nor any condition of any property presently or previously owned, leased or operated by Virginia Bancorp or Virginia Savings violates or violated Environmental Laws in any respect material to the business of Virginia Bancorp or Virginia Savings and no condition has existed or event has occurred with respect it or any such property that, with notice or the passage of time, or both, would constitute a violation material to the business of Virginia Bancorp or Virginia Savings of Environmental Laws or obligate (or potentially obligate) Virginia Bancorp or Virginia Savings to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would have a Material Adverse Effect on Virginia Bancorp or Virginia Savings. Except as may be disclosed in its Disclosure Schedule and to the Knowledge of Virginia Bancorp and Virginia Savings, neither Virginia Bancorp nor Virginia Savings has received any notice from any person or entity that Virginia Bancorp or Virginia Savings or the operation or condition of any property ever owned, leased or operated by Virginia Bancorp or Virginia Savings is or was in violation of any Environmental Laws or that it is responsible (or potentially responsible) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

(o)   Compliance with Law. To the Knowledge of Virginia Bancorp and Virginia Savings, Virginia Bancorp and Virginia Savings have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects and conducts their businesses in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses.

(p)   Brokerage. Except as may be disclosed in its Disclosure Schedule and with the exception of fees payable to Scott & Stringfellow, LLC, there are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by Virginia Bancorp or Virginia Savings.

(q)   No Undisclosed Liabilities. Neither Virginia Bancorp nor Virginia Savings has any material liability, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due required in accordance with GAAP to be reflected in audited consolidated statements of financial condition of Virginia Bancorp or the notes thereto, except (i) for liabilities set forth or reserved against in the VSB Financial Statements, (ii) for normal fluctuations in the amount of the liabilities referred to in clause (i) above or other liabilities occurring in the ordinary course of business of Virginia Bancorp or Virginia Savings since the date of the most recent balance sheet included in the VSB Financial Statements, which such fluctuations in the aggregate are not material to Virginia Bancorp and Virginia Savings taken as a whole, (iii) liabilities relating to the transactions contemplated by this Agreement, and (iv) as may be disclosed in its Disclosure Schedule.

(r)   Properties, Contracts and Other Agreements. The Disclosure Schedule lists or describes the following:

(1)   Each parcel of real property owned by Virginia Bancorp and Virginia Savings and the principal buildings and structures located thereon;

(2)   Each lease of real property to which Virginia Bancorp or Virginia Savings is a party, identifying the parties thereto, the annual rental payable, the term and expiration date thereof and a brief description of the property covered;

(3)   Each loan and credit agreement, conditional sales contract, indenture or other title retention agreement or security agreement relating to money borrowed by Virginia Bancorp or Virginia Savings;

(4)   Each guaranty by Virginia Bancorp or Virginia Savings of any obligation for the borrowing of money or otherwise (excluding any endorsements and guarantees in the ordinary course of business and letters of credit issued by Virginia Savings in the ordinary course of its business) or any warranty or indemnification agreement;

(5)   Each agreement between Virginia Bancorp or Virginia Savings and any present or former officer, director or greater than 5% shareholder of Virginia Bancorp (except for deposit or loan agreements entered into in the ordinary course of Virginia Savings' business);

(6)   Each lease or license where Virginia Bancorp or Virginia Savings has an annual payment in excess of $10,000 with respect to personal property involving Virginia Bancorp or Virginia Savings, whether as lessee or lessor or licensee or licensor;

(7)   The name and annual salary, in effect as of the date hereof, of each director or employee of Virginia Bancorp and Virginia Savings and any employment agreement or arrangement with respect to each such person; and

(8)   Each agreement, loan, contract, lease, guaranty, letter of credit, line of credit or commitment of Virginia Bancorp or Virginia Savings not referred to elsewhere in this Section 5.02 that (i) involves payment by Virginia Bancorp or Virginia Savings (other than as disbursement of loan proceeds to customers) of more than $20,000 annually or in the aggregate unless, in the latter case, such is terminable within one (1) year without premium or penalty; (ii) involves payments based on profits of Virginia Bancorp or Virginia Savings; (iii) relates to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes; or (iv) were not made in the ordinary course of business.

Final and complete copies of each document, plan or contract listed and described in the Disclosure Schedule have been provided to CHC. Neither Virginia Bancorp nor Virginia Savings nor, to the Knowledge of either, any other party thereof, is in default under any such contracts and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default.

(s)   Interim Events. Except as provided in its Disclosure Schedule, since June 30, 2011, Virginia Bancorp has not paid or declared any dividend or made any other distribution to shareholders or taken any action which if taken after the date of this Agreement would require the prior written consent of CHC pursuant to Section 4.01 hereof.

(t)   Statements True and Correct. None of the information supplied or to be supplied by Virginia Bancorp or Virginia Savings for inclusion in (i) the Proxy Statement (as defined in Section 6.03 hereof), and (ii) any other documents to be filed with any banking or other regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Virginia Bancorp and at the time of the Virginia Bancorp's shareholders' meeting referred to in Section 6.02 hereof, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. All documents that Virginia Bancorp or Virginia Savings is responsible for filing with any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

(u)   Books and Records. The books and records of Virginia Bancorp and Virginia Savings have been fully, properly and accurately maintained in all material respects and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. Management of Virginia Bancorp and Virginia Savings and its external auditors have not identified any material weaknesses in internal controls of Virginia Bancorp's or Virginia Savings' over financial reporting.

(v)   Deposit Insurance. The deposits of Virginia Savings are insured by the FDIC up to applicable limits and in accordance with the Federal Deposit Insurance Act, as amended, and Virginia Savings has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

(w)   Reorganization. As of the date of this Agreement, neither Virginia Bancorp nor Virginia Savings has any reason to believe that the Company Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

5.03   Representations and Warranties of CHC and City National. Except as set forth in its Disclosure Schedule, CHC and City National hereby represent and warrant, jointly and severally, to Virginia Bancorp and Virginia Savings as follows:

(a)   Organization and Capital Stock.

(1)   CHC is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia and has the corporate power to own all of its property and assets, to incur all of its liabilities, and to carry on its business as now being conducted. CHC is a bank holding company registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended.

CHC has no direct subsidiaries other than City National and City Holding Capital Trust, an entity created in connection with a trust preferred financing by CHC.

(2)   The authorized capital stock of CHC consists of (i) 50,000,000 shares of CHC Common Stock, of which, as of the date hereof, 14,811,289 shares are issued and outstanding, and (ii) 500,000 shares of preferred stock, par value $25.00 per share, of which no shares are issued and outstanding. All of the issued and outstanding shares of CHC Common Stock are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of CHC Common Stock has been issued in violation of any preemptive rights of the current or past shareholders of CHC.

(b)   Authorization and No Default. CHC's Board of Directors has, by all appropriate action, approved this Agreement and the Company Merger and authorized the execution of this Agreement on its behalf by its duly authorized officers and the performance by CHC of its obligations hereunder. City National's Board of Directors has, by all appropriate action, approved this Agreement, the Subsidiary Merger Agreement and the Subsidiary Merger and authorized the execution hereof and of the Subsidiary Merger Agreement on its behalf by its duly authorized officers and the performance by City National of its obligations hereunder and under the Subsidiary Merger Agreement. Nothing in the articles of incorporation, articles of association or bylaws of CHC or City National, as amended, as applicable, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which CHC or City National, as applicable, is bound or subject, which is material to CHC and City National taken as a whole or to the Company Merger or the Subsidiary Merger would prohibit CHC or City National, as applicable, from consummating this Agreement or the Company Merger or the Subsidiary Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by CHC and City National and constitutes a legal, valid and binding obligation of CHC and City National, enforceable against CHC and City National in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally and by judicial discretion in applying principles of equity. No other corporate acts or proceedings are required to be taken by CHC or City National, as applicable, except for the approval by the sole shareholder of City National to authorize the execution, delivery and performance of this Agreement and the Subsidiary Merger Agreement. Except for the requisite approval of the OCC and any required notice or application to the Commission and the Federal Reserve, no notice to, filing with, or authorization by, or consent or approval of, any federal or state bank regulatory authority is necessary for the execution of this Agreement or consummation of the Company Merger by CHC or the Subsidiary Merger by City National. CHC and City National are neither in default under nor in violation of any provision of their articles of incorporation or articles of association or bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement, except for defaults and violations which will not have a Material Adverse Effect on CHC and City National, taken as a whole.

(c)   City National. City National is wholly-owned by CHC and is a national banking association duly organized, validly existing and in good standing under federal law and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted. All of the outstanding shares of capital stock of City National are owned by CHC free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever. There are no options, warrants or rights outstanding to acquire any capital stock of City National and no person or entity has any other right to purchase or acquire any unissued shares of stock of City National, nor does City National have any obligation of any nature with respect to its unissued shares of stock.

(d)   Financial Information. The consolidated balance sheets of CHC and its subsidiaries as of December 31, 2010 and December 31, 2009, and related consolidated statements of income and statements of changes in shareholders' equity and of cash flows for the three (3) years ended December 31, 2010, together with the notes thereto, included in CHC's Form 10-K for the fiscal year ended December 31, 2010, as currently on file with the SEC, and the periodic financial statements for the fiscal quarter ended June 30, 2011, together with the notes thereto, included in CHC's Form 10-Q for that quarter as currently on file with the SEC (together, the "CHC Financial Statements"), copies of which have been provided to or are accessible by Virginia Bancorp via EDGAR, have been prepared in accordance with GAAP applied on a consistent basis (except as may be disclosed therein and for the absence of footnotes and normal year-end adjustments in the quarterly CHC Financial Statements) and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of CHC and its subsidiaries as of the dates and for the periods indicated.

(e)   Absence of Changes. Except as set forth in its Disclosure Schedule, since June 30, 2011, there has not been any material adverse change in the financial condition, the results of operations or the business of CHC and City National taken as a whole, nor have there been any events or transactions that have had, or are reasonably expected to have, a Material Adverse Effect on CHC and City National, taken as a whole.

(f)   Regulatory Enforcement Matters. Except as may be disclosed in its Disclosure Schedule, neither CHC nor City National is subject to, or has received any notice or advice that it may become subject to, any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of financial institution deposits or any other governmental agency having supervisory or regulatory authority with respect to CHC or City National.

(g)   Tax Matters. CHC and City National have each filed with the appropriate governmental agencies or properly extended such filings, all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns and reports required to be filed by it. Except as set forth in its Disclosure Schedule, neither CHC nor City National is (a) delinquent in the payment of any taxes shown on such returns or reports or on any assessments received by it for such taxes; (b) aware of any pending or, to the Knowledge of CHC or City National, threatened examination for income taxes for any year by the IRS or any state tax agency; (c) subject to any agreement extending the period for assessment or collection of any federal or state tax; or (d) a party to any action or proceeding with, nor has any claim been asserted against it by, any Governmental Authority for assessment or collection of taxes. None of the tax returns of CHC or City National has been audited by the IRS or any state tax agency for the past five years. To the Knowledge of CHC and City National, neither CHC nor City National is the subject of any threatened action or proceeding by any Governmental Authority for assessment or collection of taxes. The reserve for taxes in the unaudited financial statements of CHC for the quarter ended June 30, 2011, is, in the opinion of management, adequate to cover all of the tax liabilities of CHC and City National (including, without limitation, income taxes and franchise fees) as of such date in accordance with GAAP.

(h)   Litigation. Except as may be disclosed in its Disclosure Schedule and except for foreclosure and other collection proceedings commenced in the ordinary course of business by City National with respect to loans in default with respect to which no claims have been asserted against City National, there is no litigation, claim or other proceeding before any arbitrator or Governmental Authority pending or, to the Knowledge of CHC, threatened, against CHC or City National, or of which the property of CHC or City National is or would be subject involving a monetary amount, singly in excess of $250,000, or a request for specific performance, injunctive relief, or other equitable relief. No litigation, claim or other proceeding disclosed in its Disclosure Schedule is material to CHC and City National.

(i)   Reports. Except as may be disclosed in its Disclosure Schedule, since January 1, 2008, CHC and City National have filed all material reports and statements, together with any amendments required to be made with respect thereto, if any, that they were required to file with (i) the Commission, (ii) the OCC, (iii) the FDIC and (iv) any other Governmental Authority with jurisdiction over CHC and City National, including the SEC. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)   Employee Matters and ERISA.

(1)   Except as may be disclosed in its Disclosure Schedule, neither CHC nor City National has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of CHC or City National and to the Knowledge of CHC there is no present effort nor existing proposal to attempt to unionize any group of employees of CHC or City National.

(2)   Except as may be disclosed in its Disclosure Schedule, (i) CHC and City National are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and neither CHC nor City National is engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against CHC or City National pending or, to the Knowledge of CHC, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of CHC, threatened against or directly affecting CHC or City National; and (iv) neither CHC nor City National has experienced any work stoppage or other such labor difficulty during the past five (5) years.

(3)   Except as may be disclosed in its Disclosure Schedule, neither CHC nor City National maintains, contributes to or participates in or has any liability under any employee benefit plans, as defined in Section 3(3) of ERISA, including (without limitation) any multiemployer plan (as defined in Section 3 (37) of ERISA), or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of CHC or City National (the "CHC Employee Plans"). To the Knowledge of CHC, no present or former employee of CHC or City National has been charged with breaching nor has breached a fiduciary duty under any of the CHC Employee Plans. Except as may be disclosed in its Disclosure Schedule, neither CHC nor City National participates in, nor has it in the past five (5) years participated in, nor has it any present or future obligation or liability under, any multiemployer plan. CHC has provided to Virginia Bancorp a true, accurate and complete copy of each written plan or program disclosed in the Disclosure Schedule or a summary plan description therefor.

(4)   All liabilities of the CHC Employee Plans have been funded or accrued on the basis of consistent methods in accordance with GAAP. No actuarial assumptions have been changed since the last written report of actuaries on such CHC Employee Plans. All insurance premiums (including premiums to the Pension Benefit Guaranty Corporation) have been paid in full, subject only to normal retrospective adjustments in the ordinary course. Except as may be noted on the CHC Financial Statements, to the Knowledge of CHC and City National, neither CHC nor City National has contingent or actual liabilities under Title IV of ERISA as of June 30, 2011. No accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code) has been incurred with respect to any of the CHC Employee Plans to which said Section 302 of ERISA or Section 412 of the Code apply, whether or not waived, nor does CHC or any of its affiliates have any liability or potential liability as a result of the underfunding of, or termination of, or withdrawal from, any plan by CHC or by any person which may be aggregated with CHC for purposes of Section 412 of the Code. All CHC and City National defined benefit plans, if terminated as of the date of this Agreement, have plan assets sufficient to meet all required obligations under the terminated plan. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any of the CHC Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. To the Knowledge of CHC, no claim is pending or threatened or imminent with respect to any CHC Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which CHC or City National would be liable after June 30, 2011, except as is reflected on the CHC Financial Statements. Neither CHC nor City National has liability for excise taxes under Sections 4971, 4975, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof, 4976 (provided, however, that this shall not include any excise tax imposed under regulations under the Health Reform Act respecting employer payment of COBRA premiums if such regulations have not been promulgated by the Effective Time), 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any CHC Employee Plan. All CHC Employee Plans have been operated, administered and maintained in accordance with the terms thereof and in material compliance with the requirements of all applicable laws, including, without limitation, ERISA and the Code.

(k)   Environmental Matters. Except as may be disclosed in its Disclosure Schedule and to the Knowledge of CHC and City National, of CHC, neither the conduct nor operation of CHC or its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them violates or violated Environmental Laws in any respect material to the business of CHC and its subsidiaries and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, would constitute a violation material to the business of CHC and its subsidiaries of Environmental Laws or obligate (or potentially obligate) CHC or its subsidiaries to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would be material to CHC and its subsidiaries. Except as may be disclosed in the Disclosure Schedule and based on the Knowledge of CHC, neither CHC nor any of its subsidiaries has received any notice from any person or entity that CHC or its subsidiaries or the operation or condition of any property ever owned, leased or operated by any of them are or were in violation of any Environmental Laws or that any of them are responsible (or potentially responsible) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

(l)   Compliance with Law. To the Knowledge of CHC and City National, CHC and its subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects and conduct and have conducted their businesses in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses.

(m)   Brokerage. Except as may be disclosed in its Disclosure Schedule and with the exception of fees payable to Janney Montgomery Scott LLC, there are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by CHC or its subsidiaries.

(n)   No Undisclosed Liabilities. CHC and its subsidiaries do not have any material liability, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due required in accordance with GAAP to be reflected in the audited consolidated balance sheet of CHC or the notes thereto, except (i) for liabilities set forth in or reserved against the CHC Financial Statements, (ii) for normal fluctuations in the amount of the liabilities referred to in clause (i) above or other liabilities occurring in the ordinary course of business of CHC and its subsidiaries since the date of the most recent balance sheet included in the CHC Financial Statements, which such fluctuations in the aggregate are not material to CHC and City National taken as a whole, (iii) liabilities relating to the transactions contemplated by this Agreement, and (iv) as may be disclosed in the Disclosure Schedule.

(o)   Statements True and Correct. None of the information supplied or to be supplied by CHC or City National for inclusion in (i) the Proxy Statement (as defined in Section 6.03 hereof), and (ii) any other documents to be filed with the SEC or any banking or other regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Virginia Bancorp and at the time of the Virginia Bancorp's shareholders' meeting (referred to in Section 6.02 hereof), contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. All documents that CHC is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

(p)   Books and Records. The books and records of CHC and City National have been fully, properly and accurately maintained in all material respects and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. Management of CHC and City National and its external auditors have not identified any material weaknesses in CHC's or City National's internal controls over financial reporting.

(q)   Deposit Insurance. The deposits of City National are insured by the FDIC up to applicable limits and in accordance with the Federal Deposit Insurance Act, as amended, and City National has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

(r)   Reorganization. As of the date of this Agreement, neither CHC nor City National has any reason to believe that the Company Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

(s)   Financing. At Closing (as defined herein), CHC will have available sufficient cash and cash equivalents on hand to pay the Cash Consideration as contemplated by Section 3.01(a) hereof.

Article VI

Covenants

6.01   Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Virginia Bancorp, Virginia Savings, CHC and City National agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Company Merger and the Subsidiary Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other parties hereto to that end.

6.02   Shareholder Approval.

(a)   Virginia Bancorp agrees to take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the approval of this Agreement and the consummation of the actions and transactions contemplated hereby, and to solicit shareholder approval, as promptly as practicable. The Virginia Bancorp Board of Directors is recommending and, unless its Board of Directors, after having consulted with and considered the advice of its outside counsel and its financial advisor, has determined in good faith that to do so would be reasonably likely to be inconsistent with its fiduciary duties in accordance with Virginia law, the Virginia Bancorp Board of Directors will continue to recommend to the shareholders of Virginia Bancorp that they approve this Agreement and the Company Merger and, subject to the provisions of this Agreement, will take any other action required to permit consummation of the transactions contemplated hereby.

(b)   Each of Virginia Bancorp and CHC agrees to take, at the appropriate time, all action necessary in its capacity as sole shareholder of Virginia Savings and City National, respectively, to approve and adopt the Subsidiary Merger Agreement and the transactions contemplated thereby.

6.03   Registration Statement.

(a)   CHC agrees to prepare a registration statement on Form S-4 (the "Registration Statement"), to be filed by CHC with the SEC in connection with the issuance of CHC Common Stock in the Company Merger (including the proxy statement and prospectus and other proxy solicitation materials of Virginia Bancorp constituting a part thereof (the "Proxy Statement") and all related documents). The Proxy Statement shall fully disclose that Virginia Bancorp's shareholders have appraisal rights under Section 13.1-729 through 13.1-741.1 of the VSCA. Virginia Bancorp shall advise CHC promptly of any exercise of such rights by a Virginia Bancorp shareholder. Both Virginia Bancorp and the Surviving Corporation agree to comply with the requirements of Section 13.1-729 through 13.1-741.1 of the VSCA applicable to them. Virginia Bancorp agrees to cooperate, and to cause Virginia Savings to cooperate, with CHC, its counsel and its accountants, in the preparation of the Registration Statement and the Proxy Statement; and, provided that Virginia Bancorp and Virginia Savings have cooperated as required above, CHC agrees to file the Registration Statement with the SEC as promptly as reasonably practicable after the date hereof. Each of Virginia Bancorp and CHC agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act") as promptly as reasonably practicable after filing thereof. CHC also agrees to use all reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Virginia Bancorp agrees to furnish to CHC all information concerning Virginia Bancorp, Virginia Savings, and their officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

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(b)   Virginia Bancorp agrees, as to itself and Virginia Savings, and CHC agrees, as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the shareholders meeting for Virginia Bancorp, contain any untrue statement which, at the time and in the light of the circumstances under which such statement is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Virginia Bancorp and CHC further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c)   CHC agrees to advise Virginia Bancorp, promptly after CHC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of CHC Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04   Press Releases. Each of Virginia Bancorp and CHC agrees that it will not, without the prior approval of the other party, issue any press release or make any other public statement relating to the transactions contemplated hereby (except for any release or statement that, in the written opinion of outside counsel to such party, is required by law or regulation and as to which such party has used its best efforts to discuss with the other party in advance, provided that such release or statement has not been caused by, or is not the result of, a previous disclosure by or at the direction of such party or any of its representatives that was not permitted by this Agreement).

6.05   Access; Information.

(a)   Each of Virginia Bancorp and CHC agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party and their officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request.

(b)   Each of Virginia Bancorp and CHC agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 in accordance with the terms of this Agreement and that certain Confidentiality Agreement dated as of July 22, 2011, by and between CHC and Virginia Bancorp. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same.

(c)   No investigation by either Virginia Bancorp or CHC of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to the party's obligation to consummate the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, neither party shall be required to provide access or disclose information where such access or disclosure would violate the rights of its customers, jeopardize the attorney-client privilege of the party or person in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement.

6.06   Acquisition Proposals. Virginia Bancorp agrees that it shall not, and shall cause Virginia Bancorp and Virginia Savings' officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Virginia Bancorp or Virginia Savings or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of Virginia Bancorp or Virginia Savings, other than the transactions contemplated by this Agreement (any of the foregoing, an "Acquisition Proposal"); provided, however, that if Virginia Bancorp is not otherwise in violation of this Section 6.06, nothing in this Agreement shall prevent the Virginia Bancorp Board of Directors from providing information to, and engaging in such negotiations or discussions with, a person with respect to an Acquisition Proposal, directly or through representatives, if the Virginia Bancorp Board of Directors, after consulting with and considering the advice of its financial advisor and its outside counsel, determines in good faith that its failure to engage in any such negotiations or discussions would be reasonably likely to be inconsistent with its fiduciary duties in accordance with Virginia law. Virginia Bancorp shall promptly (within 48 hours) advise CHC following the receipt by it of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal and a copy of such Acquisition Proposal), and advise CHC of any material developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

6.07   Nasdaq Global Select Market Listing. CHC agrees to list, prior to the Effective Date, on the Nasdaq Global Select Market, subject to official notice of issuance, the shares of CHC Common Stock to be issued to the holders of Virginia Bancorp Shares in the Company Merger.

6.08   Regulatory Applications.

(a)   CHC and Virginia Bancorp and their respective subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and any Governmental Authority necessary to consummate the transactions contemplated by this Agreement. Each of CHC, City National, Virginia Bancorp and Virginia Savings agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby. Copies of applications and correspondence with such Governmental Authorities promptly shall be provided to the other parties before filing for their review and after filing for their records.

(b)   Each of CHC and Virginia Bancorp agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries and their respective directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such party or City National to any third party or Governmental Authority; provided that all such parties shall have the right to review in advance any characterization of them that may appear in another party's filing, notice or application.

6.9   Title Insurance and Surveys. Virginia Bancorp shall deliver to CHC prior to the Effective Date copies of its most recent owner's closing title insurance binder or abstract and surveys on each parcel of real estate described in the Disclosure Schedule, or such other evidence of title reasonably acceptable to CHC. Virginia Bancorp will also provide to CHC upon request any updates or new policies, abstracts or surveys on any such real estate as CHC shall reasonably request. CHC shall make any such requests for new policies, abstracts or surveys within twenty (20) days after the date hereof, and agrees to pay the costs of any such policies, abstracts or surveys so requested.

6.10   Environmental Reports. CHC shall have the right to request from Virginia Bancorp copies of any environmental reports with respect to real property owned, leased or operated by Virginia Bancorp. CHC, within ten (10) days after the date hereof, may order a phase one environmental report by a consultant acceptable to Virginia Bancorp of any real property owned by Virginia Bancorp or Virginia Savings as to which CHC has not been provided reports pursuant to the foregoing sentence for which CHC desires a phase one environmental investigation. No such reports shall be requested with respect to any such property unless CHC has reason to believe that such property might contain any waste materials or otherwise might be contaminated. If required by any phase one investigation or similar environmental report provided to or obtained by CHC pursuant to this Section 6.10, and within ten (10) days after learning of such requirement, CHC may order a report by a consultant acceptable to Virginia Bancorp of a phase two investigation on properties requiring such additional study. CHC shall have ten (10) days from the receipt of any such phase two investigation report to notify Virginia Bancorp ("Phase Two Notice") of the anticipated cost and type of any remedial or corrective actions which are recommended in such report as a result of possible legal liability arising from the existence of conditions identified in such report ("Remediation Estimate"). Should the Remediation Estimate exceed $50,000, then CHC shall have the right to require Virginia Bancorp to pay the costs of remediation in excess of $50,000.

6.11   Conforming Accounting and Reserve Policies; Restructuring Expenses.

(a)   Subject to applicable laws, following the date on which the shareholder and all required regulatory approvals of this Agreement have been obtained, Virginia Bancorp shall (i) establish and take such reserves and accruals at such time as CHC shall reasonably request to conform Virginia Bancorp's loan, accrual and reserve policies to CHC's policies, and (ii) establish and take such accruals, reserves and charges in order to implement such policies and to recognize for financial accounting purposes such expenses of the Company Merger and the restructuring charges related to or to be incurred in connection with the Company Merger and the Subsidiary Merger, at such times as are reasonably requested by CHC, but in no event prior to two (2) business days before the Effective Time; provided, however, that on the date such reserves, accruals and charges are to be taken, CHC shall certify in writing to Virginia Bancorp that all conditions to CHC's obligation to consummate the Company Merger and the Subsidiary Merger set forth in this Agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing (as defined in Section 8.01) or otherwise to be dated the Effective Time, the delivery of which shall continue to be conditions to CHC's obligation to consummate the Company Merger) have been satisfied or waived; and provided, further, that Virginia Bancorp shall not be required to take any action under this Section 6.11 that is not consistent with applicable laws and regulations and GAAP and regulatory accounting principles.

(b)   No reserves, accruals or charges taken in accordance with this Section 6.11 may be a basis to assert a violation of, or a breach of a representation, warranty or covenant of, Virginia Bancorp or Virginia Savings herein or a basis to assert that Virginia Bancorp has suffered a Material Adverse Effect.

6.12   Notification of Certain Matters. Each of Virginia Bancorp and CHC shall give prompt notice to the other of any fact, event or circumstance known to it that (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; and provided further that a failure to comply with this Section 6.12 shall not constitute a failure to satisfy any condition set forth in Article VII unless the underlying untruth, inaccuracy, failure to comply or satisfy, or change or event would independently result in a failure to satisfy a condition set forth in Article VII.

6.13   Defined Contribution Plans. Virginia Bancorp maintains a 401(k) plan (the "VSB 401(k) Plan") and CHC maintains a 401(k) Plan and Trust (the "CHC 401(k) Plan"). Virginia Bancorp shall make contributions to the VSB 401(k) Plan between the date hereof and the Effective Time consistent with the terms of the VSB 401(k) Plan and past practices. Subject to the following and in CHC's sole discretion, the VSB 401(k) Plan shall either be merged with the CHC 401(k) Plan at the Effective Time or terminated prior to the Effective Time. If the VSB 401(k) Plan is merged into the CHC 401(k) Plan, subject to applicable law and the requirements of the CHC 401(k) Plan, City National shall assume the VSB 401(k) Plan, merge such plan into its own CHC 401(k) Plan, with the CHC 401(k) Plan as the surviving plan, and amend as necessary the participation agreement of such merged plan so that, (i) from and after the Effective Time, employees of Virginia Savings who become employees of CHC and its subsidiaries will accrue benefits pursuant to the CHC 401(k) Plan as adopted by CHC resulting from the merger of the VSB 401(k) Plan with the CHC 401(k) Plan, and (ii) from and after the Effective Time, former employees of Virginia Savings participating in the merged plan shall receive credit for eligibility and vesting purposes, for the service of such employees with Virginia Savings prior to the Effective Time as if such service were with CHC; provided, however, that the benefit of any such former employee of Virginia Savings in respect of service prior to the Effective Time shall be determined under the contribution formulae under the VSB 401(k) Plan as in effect from time to time prior to the Effective Time and the benefit of any such former employee of Virginia Savings in respect of service from and after the Effective Time shall be determined under the contribution formulae under the CHC 401(k) Plan as in effect from time to time from and after the Effective Time, all provided that, notwithstanding any of the foregoing, all such credit and vesting shall be determined in compliance with applicable law and regulations. If the VSB 401(k) Plan is terminated, the VSB 401(k) Plan shall be terminated effective immediately prior to the Effective Time, and participants in the plan shall be fully vested, and benefits under the plan shall have been frozen. Upon plan termination, distributions will be made to participants in the VSB 401(k) Plan, and such participants who continue in the employment with CHC or City National or any successor thereto shall be permitted to make a direct rollover of such distributions to a qualified retirement plan sponsored by CHC or any successor thereto, excluding the direct rollover of any outstanding plan loan obligations.

6.14   Employee Matters.

(a)   CHC agrees that those employees of Virginia Savings who become employees of CHC or its subsidiaries on the Effective Time (the "Former VSB Employees"), while they remain employees of CHC or its subsidiaries after the Effective Time will be provided with benefits under employee benefit plans during their period of employment which are no less favorable in the aggregate than those provided by CHC to similarly situated employees of CHC and its subsidiaries, except as otherwise provided herein. Except as hereinafter provided, at the Effective Time, CHC will amend or cause to be amended each employee benefit and welfare plan of CHC and its subsidiaries in which Former VSB Employees are eligible to participate, to the extent necessary, so that as of the Effective Time (i) such plans take into account for purposes of eligibility, participation, vesting and benefit accrual (except that there shall not be any benefit accrual for past service under any qualified defined benefit pension plan), the service of such employees with Virginia Savings as if such service were with CHC and its subsidiaries, (ii) Former VSB Employees are not subject to any waiting periods or pre-existing condition limitations under the medical, dental and health plans of CHC or its subsidiaries in which they are eligible to participate and may commence participation in such plans on the Effective Time, (iii) Former VSB Employees will retain credit for unused sick leave (to a maximum of 180 days) and vacation pay for unused vacation days for the current year only without carryover of vacation days for prior years, which has been accrued as of the Effective Time, (iv) for purposes of determining the entitlement of Former VSB Employees to sick leave and vacation pay following the Effective Time, the service of such employees with Virginia Savings shall be treated as if such service were with CHC and its subsidiaries; and (v) Former VSB Employees are first eligible to participate and will commence participation in the CHC 401(k) Plan on the Effective Time. Notwithstanding the foregoing, no Former VSB Employees shall be eligible to participate in City Holding's West Virginia Bankers Association Master Retirement Plan.

(b)   At the Effective Time, the employment agreement between Virginia Savings and W. Michael Funk ("Executive") shall terminate. On or before the Effective Time, Executive shall enter into a Non-Compete and Non-Solicitation Agreement ("Non-Compete and Non-Solicitation Agreement") in the form of Exhibit C hereto.

(c)   Virginia Bancorp and Virginia Savings covenant and agree to take no steps prior to the Effective Time that would entitle any officer to resign and receive benefits under any employment agreement.

6.15   Severance. Those employees of Virginia Savings who do not have employment agreements that include severance payments or severance agreements as of the date of their termination (i) who CHC or its subsidiaries elect not to employ after the Effective Time or who are terminated involuntarily other than for cause within nine (9) months after the Effective Time, and (ii) who sign and deliver a termination and release agreement in substantially the same form as attached hereto as Exhibit D, shall be entitled to severance pay equal to one (1) week of pay, at their rate of pay in effect at the Effective Time, for each full year of continuous service with Virginia Savings prior to the Effective Time (the "Severance Period") and, in the case of employees who continue as employees of CHC or its subsidiaries after the Effective Time, prior to their termination as such, subject to a minimum of ten (10) weeks and a maximum of twenty-six (26) weeks of pay. Furthermore, any terminated employees shall be entitled to continuation coverage under City National's group health plans or under Virginia Savings' health plans continued by City National as provided in Section 6.14(a), as required by COBRA. City National shall pay for COBRA coverage for the Severance Period for those employees entitled to severance under this Section 6.15. Nothing in this Section 6.15 shall be deemed to limit or modify the at-will employment policy of CHC or its subsidiaries.

6.16   D & O Insurance.

(a)   CHC shall use its reasonable best efforts to obtain an endorsement to its director's and officer's liability insurance policy prior to the Effective Time for a three-year period to cover the present and former officers and directors of Virginia Bancorp and Virginia Savings (determined as of the Effective Time) for a period of three (3) years from the Effective Time with respect to claims against such directors and officers arising from facts or events that occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Virginia Bancorp and Virginia Savings; provided however, that if CHC is unable to obtain such endorsement or a commitment for such endorsement within thirty (30) days prior to the Effective Time, then Virginia Bancorp may purchase tail coverage under its existing director and officer liability insurance policy for such claims; provided, further, that in no event shall CHC be required to expend in the aggregate during each year in such three-year period more than 150% of the current annual amount spent by Virginia Bancorp (the "Insurance Amount") to maintain or procure its current directors' and officers' insurance coverage; provided further, that if CHC is unable to maintain or obtain the insurance called for by this Section 6.16(a), CHC shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Virginia Bancorp and Virginia Savings may be required to make application and provide customary representations and warranties to CHC's insurance carrier for the purpose of obtaining such insurance.

(b)   For six (6) years after the Effective Time, CHC shall indemnify, defend and hold harmless any person who has rights to indemnification from Virginia Bancorp and Virginia Savings against all losses, expenses (including attorneys' fees), claims, amounts paid in settlement, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), regardless of whether such claim is asserted or claimed after the Effective Time, to the same extent and on the same conditions as such person was entitled to such indemnification pursuant to applicable law, contract and Virginia Bancorp's or Virginia Savings' articles of incorporation, charter and bylaws, respectively, as in effect on the date of this Agreement, to the extent Virginia Bancorp or Virginia Savings was legally required or permitted to do so with respect to matters occurring on or before the Effective Time, including provisions relating to advances of expenses incurred in the defense of any action or suit.

(c)   If CHC shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of CHC shall assume the obligations set forth in this Section 6.16.

(d)   The provisions of this Section 6.16 are intended to be for the benefit of and shall be enforceable by each person who is entitled to be indemnified by Virginia Bancorp or Virginia Savings and his or her heirs and personal representatives.

Article VII

Conditions to Consummation of the Company Merger

7.01 <u>Conditions to Each Party's Obligation to Effect the Company Merger</u>. The respective obligation of each of CHC and Virginia Bancorp to consummate the Company Merger is subject to the fulfillment, or written waiver by CHC and Virginia Bancorp prior to the Effective Time, of each of the following conditions:

(a) <u>Shareholder Approval</u>. This Agreement and the actions and transactions contemplated hereby shall have been duly approved by the affirmative vote of the holders of the requisite number of the outstanding Virginia Bancorp Shares entitled to vote thereon in accordance with applicable law, the Virginia Bancorp articles of incorporation and the Virginia Bancorp bylaws, and the actions and transactions contemplated in the Subsidiary Merger Agreement shall have been duly approved and adopted by CHC and Virginia Bancorp, acting in their respective capacities as sole shareholders of City National and Virginia Savings, respectively.

(b) <u>Governmental and Regulatory Consents</u>. All approvals and authorizations of, filings and registrations with, and notifications to, all Governmental Authorities required for the consummation of the Company Merger and the Subsidiary Merger, shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired; provided, however, that none of the preceding shall be deemed obtained or made if it shall be subject to any condition or restriction that would have a Material Adverse Effect on either CHC or Virginia Bancorp.

(c) <u>Third Party Consents</u>. All consents or approvals of all persons, other than Governmental Authorities, required for or in connection with the execution, delivery and performance of this Agreement and the consummation of the Company Merger and the Subsidiary Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CHC and its subsidiaries, taken as a whole.

(d) <u>No Injunction</u>. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(e) <u>Registration Statement</u>. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f) <u>Blue Sky Approvals</u>. All permits and other authorizations under the state securities laws necessary to consummate the transactions contemplated hereby and to issue the shares of CHC Common Stock to be issued in the Company Merger shall have been received and be in full force and effect.

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7.02   Conditions to Obligation of Virginia Bancorp. The obligation of Virginia Bancorp to consummate the Company Merger is also subject to the fulfillment, or written waiver by Virginia Bancorp prior to the Effective Time, of each of the following conditions:

(a)   Representations and Warranties. The representations and warranties of CHC and City National set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date), and Virginia Bancorp shall have received a certificate, dated the Effective Time, signed on behalf of CHC by the Chief Executive Officer and the Chief Financial Officer of CHC to such effect; provided, however, inaccuracies in such representations and warranties arising from events occurring after the date of this Agreement will be disregarded if the circumstances giving rise to such inaccuracies (considered collectively) do not have, and are not likely to result in, a Material Adverse Effect on CHC or Virginia Bancorp; and provided further, that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded.

(b)   Performance of Obligations of CHC and City National. CHC and City National shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and Virginia Bancorp shall have received a certificate, dated the Effective Time, signed on behalf of CHC by the Chief Executive Officer and the Chief Financial Officer of CHC to such effect.

(c)   Opinion of Counsel. Virginia Bancorp shall have received an opinion, dated the Effective Date, of Jackson Kelly PLLC, counsel to CHC, in substantially the same form as that attached hereto as Exhibit E.

(d)   Fairness Opinion. Virginia Bancorp shall have received the opinion of Scott & Stringfellow, LLC, dated as of the date of this Agreement (which shall be appended as an exhibit to the Proxy Statement), that the Merger Consideration, to be received in the Company Merger by the shareholders of Virginia Bancorp is fair to the shareholders of Virginia Bancorp from a financial point of view.

(e)   Tax Opinion of CHC's Counsel. Virginia Bancorp shall have received an opinion, dated the Effective Date, of Jackson Kelly PLLC, counsel to CHC, to the effect that (1) the Company Merger constitutes a "reorganization" within the meaning of Section 368 of the Code and (2) no gain or loss will be recognized by shareholders of Virginia Bancorp to the extent they receive shares of CHC Common Stock as consideration in exchange for Virginia Bancorp Shares.

(f)   Listing. The shares of CHC Common Stock to be issued in the Company Merger shall have been approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

7.03   Conditions to Obligation of CHC. The obligation of CHC to consummate the Company Merger is also subject to the fulfillment, or written waiver by CHC prior to the Effective Time, of each of the following conditions:

(a)   Representations and Warranties. The representations and warranties of Virginia Bancorp and Virginia Savings set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date) and CHC shall have received a certificate, dated the Effective Time, signed on behalf of Virginia Bancorp by the Chief Executive Officer and the Chief Financial Officer of Virginia Bancorp to such effect; provided, however, that inaccuracies in such representations and warranties arising from events occurring after the date of this Agreement will be disregarded if the circumstances giving rise to such inaccuracies (considered collectively) do not have, and are not likely to result in, a Material Adverse Effect on CHC or Virginia Bancorp; and provided further, that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded.

(b)   Performance of Obligations of Virginia Bancorp. Virginia Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and CHC shall have received a certificate, dated the Effective Time, signed on behalf of Virginia Bancorp by the Chief Executive Officer and the Chief Financial Officer of Virginia Bancorp to such effect.

(c)   Opinion of Counsel. CHC shall have received an opinion, dated the Effective Date, of LeClair Ryan, A Professional Corporation, Counsel to Virginia Bancorp, in substantially the same form as that attached hereto as Exhibit F.

(d)   Tax Opinion of CHC's Counsel. CHC shall have received an opinion, dated the Effective Date, of Jackson Kelly PLLC, counsel to CHC, to the effect that the Company Merger constitutes a "reorganization" within the meaning of Section 368 of the Code.

(e)   Deposit Level. The total bona fide number of transactional deposit accounts of Virginia Savings (excluding zero balance accounts) as of the end of the month immediately preceding the Effective Time, shall be not less than 95% of the number of such transaction deposit accounts at September 30, 2011.

(f)   Director Non-Competes. In consideration of the consummation of the Company Merger and the Subsidiary Merger, each of the directors of Virginia Bancorp and Virginia Savings shall have executed and delivered to CHC an agreement, pursuant to which each director shall agree for the Restricted Period (as defined below) not to directly or indirectly, whether for his or her own account or for the account of any such director's spouse, child or any other natural person who is related to such director and residing with such director, or any firm, corporation or other business organization of which such director owns a controlling interest, (i) serve as director of, or beneficially own more than 5% of the voting common stock of, any financial institution engaged in the provision of Banking Services and having a physical place of business within 40 miles of any CHC or City National branch or office as of the date hereof, or (ii) join with any other parties to apply to any Governmental Authority for the issuance of a bank, savings bank, or savings association charter for operation in the States of Kentucky, Ohio, Virginia or West Virginia. Notwithstanding any provision contained in this Section 7.03(f), the restrictions contained herein shall not be applicable to any activity or investment of the director that existed at the time of this Agreement and that was disclosed by the director to CHC. The term "Restricted Period" shall mean the period beginning on the Effective Time and ending three (3) years from the Effective Time. The term "Banking Services" shall mean retail or commercial deposit or lending business, trust or asset management and all other services which are customarily provided by banks or which are otherwise provided by CHC or its subsidiaries. The agreement referred to in this Section 7.03(f) shall be in the form of Exhibit G hereto.

43

(g)   Non-Compete Agreement. W. Michael Funk shall have executed the Non-Compete and Non-Solicitation Agreement.

(h)   Redemption of Virginia Savings Preferred Stock. All issued and outstanding shares of Virginia Savings Preferred Stock shall have been redeemed by Virginia Savings in accordance with the terms thereof.

Article VIII

Closing

8.01   Deliveries by Virginia Bancorp at Closing. At the closing of the Company Merger (the "Closing"), Virginia Bancorp shall deliver to CHC:

(a)   certified copies of the articles of incorporation, charter and bylaws of Virginia Bancorp and Virginia Savings, respectively;

(b)   the officers' certificates required by Sections 7.03(a) and 7.03(b) hereof;

(c)   a certified copy of the resolutions of Virginia Bancorp's Board of Directors, as required for valid approval of the execution of this Agreement and the consummation of the Company Merger;

(d)   a certified copy of the resolutions of Virginia Savings' Board of Directors and written consent of the sole shareholder of Virginia Savings, as required for valid approval of the execution of this Agreement, the Subsidiary Merger Agreement and the consummation of the Subsidiary Merger;

(e)   a certificate of the Virginia State Corporation Commission, dated a recent date, stating that Virginia Bancorp is in existence;

(f)   Certificates of the OCC and the FDIC, dated recent dates, relating to the valid existence and the FDIC insurance of deposits of Virginia Savings;

(g)   Articles of Merger executed by the proper parties thereto reflecting the terms and provisions of this Agreement and including as an exhibit thereto the Plan of Merger attached hereto as <u>Exhibit A</u> in proper form for filing with the Virginia State Corporation Commission and the Secretary of State of the State of West Virginia in order to cause the Company Merger to become effective pursuant to the VSCA and the WVBCA;

(h)   the executed Subsidiary Merger Agreement and Articles of Merger relating to the Subsidiary Merger in proper form for filing with appropriate Governmental Authorities and offices;

(i)   a legal opinion from counsel for Virginia Bancorp in form reasonably acceptable to CHC counsel, opining with respect to the matters required by Section 7.03(c) hereto;

(j)   the executed Non-Compete and Non-Solicitation Agreement signed by W. Michael Funk; and

(k)   such other documents as CHC or its counsel may reasonably request.

8.02   <u>Deliveries by CHC at the Closing</u>. At the Closing, CHC shall deliver to Virginia Bancorp:

(a)   certified copies of the articles of incorporation, articles of association and bylaws of CHC and City National, respectively;

(b)   the officers' certificates required by Section 7.02(a) and (b) hereof;

(c)   a certified copy of the resolutions of CHC's Board of Directors authorizing the execution of this Agreement and the consummation of the Company Merger;

(d)   a certified copy of the resolutions of City National's Board of Directors and its sole shareholder authorizing the execution of this Agreement, the Subsidiary Merger Agreement and the consummation of the Subsidiary Merger;

(e)   Articles of Merger executed by the proper parties thereto reflecting the terms and provisions of this Agreement and including as an exhibit thereto the Plan of Merger attached hereto as <u>Exhibit A</u> in proper form for filing with the Virginia State Corporation Commission and the Secretary of State of the State of West Virginia in order to cause the Company Merger to become effective pursuant to the VSCA and the WVBCA;

(f)   the executed Subsidiary Merger Agreement and Articles of Merger relating to the Subsidiary Merger in proper form for filing with appropriate Governmental Authorities and offices;

(g)   a legal opinion from counsel for CHC, in form reasonably acceptable to Virginia Bancorp's counsel, opining with respect to the matters required by Section 7.02(c) hereto;

(h)   the tax opinion required by Section 7.02(d) hereto;

(i)   the executed Non-Compete and Non-Solicitation Agreement signed by CHC and City National; and

(j)   such other documents as Virginia Bancorp or its counsel may reasonably request.

Article IX

Termination

9.01   Termination. This Agreement may be terminated and the Company Merger may be abandoned:

(a)   Mutual Consent. At any time prior to the Effective Time, by the mutual consent of CHC and Virginia Bancorp, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board of Directors.

(b)   Breach. At any time prior to the Effective Time, by CHC in writing if Virginia Bancorp or Virginia Savings has, or by Virginia Bancorp or Virginia Savings in writing if CHC or City National has, breached in any material respect any covenant or undertaking contained herein or any representation or warranty contained herein such that the conditions set forth in Section 7.02(a) or 7.02(b), or Section 7.03(a) or 7.03(b), whichever is applicable, would not be satisfied, unless such breach has been or may be cured within thirty (30) days after written notice of such breach.

(c)   Delay. At any time prior to the Effective Time, by CHC or Virginia Bancorp, in each case if its Board of Directors so determines by vote of a majority of the members of its entire Board of Directors, in the event that the Company Merger is not consummated by April 30, 2012, except to the extent that the failure of the Company Merger then to be consummated arises out of or results from the action or inaction of the party seeking to terminate pursuant to this Section 9.01(c).

(d)   No Approval. By Virginia Bancorp or CHC, in each case if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (1) the approval of any Governmental Authority required for consummation of the Company Merger, the Subsidiary Merger and the other transactions contemplated by this Agreement shall have been denied by final non-appealable action of such Governmental Authority or (2) the shareholder approval contemplated by Section 6.02 herein is not obtained within sixty (60) days of the date of the Proxy Statement; provided, however, that neither Virginia Bancorp nor CHC shall be entitled to terminate this Agreement under this section unless it has complied with all of its obligations under this Agreement with respect to the Registration Statement, the Proxy Statement and the Virginia Bancorp shareholder meeting.

(e)   <u>Failure to Recommend, Etc</u>. By CHC if (1) upon the effectiveness of the Registration Statement, the Board of Directors of Virginia Bancorp shall not have recommended approval of this Agreement to its shareholders, or (2) at any time prior to the receipt of the approval of Virginia Bancorp's shareholders contemplated by Section 6.02(a), Virginia Bancorp's Board of Directors shall have withdrawn such recommendation or modified or changed such recommendation in a manner adverse to the interests of CHC (whether in accordance with Section 6.02 or otherwise).

(f)   <u>Acceptance of Superior Proposal</u>. By Virginia Bancorp, if, without breaching Section 6.06, Virginia Bancorp shall enter into a definitive agreement with a third party providing for an Acquisition Proposal on terms determined in good faith by the Virginia Bancorp Board, after consulting with and considering the advice of Virginia Bancorp's outside counsel and financial advisors, to constitute a Superior Proposal (as defined below); provided, that the right to terminate this Agreement under this Section 9.01(f) shall not be available to Virginia Bancorp unless it delivers to CHC (1) written notice of Virginia Bancorp's intention to terminate at least five (5) days prior to termination and (2) simultaneously with such termination, the Fee referred to in Section 9.04. For purposes of this Section 9.01(f), "Superior Proposal" means an Acquisition Proposal made by a third party after the date hereof which, in the good faith judgment of the Board of Directors of Virginia Bancorp, taking into account the financial aspects of the proposal and the person making such proposal, (1) if accepted, is more likely than not to be consummated, and (2) if consummated, is reasonably likely to result in a more favorable transaction than the Company Merger for Virginia Bancorp and its shareholders.

9.02   <u>Decline in CHC Common Stock Price</u>. This Agreement may be terminated and the Company Merger may be abandoned by Virginia Bancorp, if the Virginia Bancorp Board so determines by a vote of the majority of the members of the entire Virginia Bancorp Board, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(a)   The number obtained by dividing the CHC Average Price by the Starting Price (as defined below) (the "CHC Ratio") shall be less than 0.80; and

(b)   (x) the CHC Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Starting Index Price (each as defined below) and subtracting 0.20 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the "Index Ratio");

subject, however, to the following three (3) sentences. If Virginia Bancorp elects to exercise its termination right pursuant to this Section 9.02 it shall give written notice to CHC (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, CHC shall have the option to increase the consideration to be received by the holders of Virginia Bancorp Shares hereunder, by adjusting the applicable Exchange Ratio (calculated to the nearest one one-thousandth) so that the value equals the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the applicable Exchange Ratio (as then in effect) by (B) the CHC Average Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the applicable Exchange Ratio (as then in effect) by (B) the CHC Ratio. If CHC so elects within such five-day period, it shall give prompt written notice to Virginia Bancorp of such election and the revised applicable Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.02 and this Agreement shall remain in effect in accordance with its terms (except as the applicable Exchange Ratio shall have been so modified.)

For purposes of this Section 9.02 the following terms shall have the meanings indicated:

"CHC Average Price" means the average of the per share closing prices of a share of CHC Common Stock as reported on the Nasdaq Global Select Market during the ten (10) consecutive full trading days ending on the trading day prior to the Determination Date.

"Determination Date" means the later of (i) the date on which the last approval, consent or waiver of any Governmental Authority required to permit consummation of the transactions contemplated by this Agreement is received, without regard to any requisite waiting period in respect thereof, or (ii) the date on which the shareholders of Virginia Bancorp approve the Agreement and the Company Merger.

"Final Index Price" means the average of the Index Prices for the ten (10) consecutive full trading days ending on the trading day prior to the Determination Date.

"Index Price" on a given date means the closing value of the NASDAQ Bank Index.

"Starting Index Price" means $1,475.67.

"Starting Price" means $29.39.

If CHC declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the CHC Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.02.

9.03   Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Company Merger pursuant to this Article IX, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Sections 9.04 and 10.01 and (b) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination unless such party is obligated to pay and has paid the Fee pursuant to Section 9.04.

9.04   Liquidated Damages. If (1) CHC terminates this Agreement pursuant to Section 9.01(e) or (2) Virginia Bancorp terminates this Agreement pursuant to Section 9.01(f), then, within five (5) business days of such termination, Virginia Bancorp shall pay CHC by wire transfer in immediately available funds, as agreed upon liquidated damages and not as a penalty and as the sole and exclusive remedy, $650,000 (the "Fee"). If (i) this Agreement is terminated solely by reason of the failure of Virginia Bancorp to receive shareholder approval of the Company Merger and an Acquisition Proposal was publicly announced or disclosed at any time after the date of this Agreement and prior to the date of any Virginia Bancorp shareholder meeting to consider this Agreement, and (ii) if, within twelve (12) months after the date of the announcement of the Acquisition Proposal, a change in control of Virginia Bancorp is consummated, then Virginia Bancorp shall pay the Fee to CHC by wire transfer in immediately available funds within three (3) days of the consummation of such Acquisition Proposal. (For purposes of this Section 9.04, a "change in control" of Virginia Bancorp shall be deemed to have taken place if: (w) any person or entity, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, other than Virginia Bancorp, or any employee benefit plan of Virginia Bancorp, is or becomes the beneficial owner, directly or indirectly, of securities representing more than fifty percent (50%) of the then-issued and outstanding common stock of Virginia Bancorp or the combined voting power of the then-outstanding securities of Virginia Bancorp, whether through a tender offer or otherwise; (x) there occurs any consolidation or merger in which Virginia Bancorp is not the continuing or surviving corporation (except for a merger in which the holders of Virginia Bancorp's common stock and/or other voting stock immediately prior to the merger have the same proportionate ownership of common and/or other voting stock of the surviving corporation immediately after the merger); (y) there occurs any consolidation or merger in which Virginia Bancorp is the surviving corporation but in which shares of its common and/or other voting stock would be converted into cash or securities of any other corporation or other property or if its shareholders own less than fifty percent (50%) of the outstanding common stock immediately after the transaction; or (z) there occurs any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Virginia Bancorp. No Fee shall be required to be paid if CHC or Virginia Bancorp terminates this Agreement solely because of the failure of Virginia Bancorp to obtain the shareholder approval of this Agreement and the actions and transactions contemplated hereby.

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Article X

Miscellaneous

10.01　　Survival.　None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, other than those contained in Sections 6.05(b), 9.03, and 9.04 and in this Article X, shall survive the termination of this Agreement if this Agreement is terminated prior to the Effective Time.　None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained in Sections 6.13 through 6.16, which by their terms apply or are to be performed in whole or in part after the Effective Time, and this Article X.

10.02　　Waiver; Amendment; Assignment.　Prior to the Effective Time, any provision of this Agreement may be (a) waived in writing by the party benefited by the provision, or (b) amended or modified by an agreement in writing executed by both parties, except that, after approval of the Company Merger by the shareholders of Virginia Bancorp, no amendment may be made which under applicable law requires further approval of such shareholders without obtaining such required further approval.　This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties.

10.03   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

10.04   Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of West Virginia applicable to contracts made and to be performed entirely within such State.

10.05   Expenses. Subject to Section 9.04, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

10.06   Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (a) on the date of delivery, if personally delivered or sent by facsimile (with confirmation), (b) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address or telecopy number set forth below or such other address or numbers as such party may specify by notice to the parties hereto.

If to CHC, to:

Charles R. Hageboeck, President & CEO
City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313
 Facsimile: (304) 769-1122

With a copy to:

Charles D. Dunbar, Esq.
Jackson Kelly PLLC
500 Lee Street, East, 16th Floor (Zip 25301)
P.O. Box 553
Charleston, West Virginia   25322
Facsimile: (304) 340-1272

If to Virginia Bancorp, to:

> W. Michael Funk, President & CEO
> Virginia Savings Bank, F.S.B.
> 600 North Commerce Avenue
> Front Royal, Virginia 22630
> Facsimile: (540) 635-9699

With a copy to:

> Scott H. Richter, Esq.
> LeClairRyan, A Professional Corporation
> Riverfront Plaza, East Tower
> 951 East Byrd Street, Eighth Floor
> Richmond, Virginia 23219
> Facsimile: (804) 783-7621

10.07   Entire Understanding; No Third Party Beneficiaries. This Agreement (together with the Disclosure Schedules and the Exhibits hereto) represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for Section 6.13 through 6.16 hereof (which is intended to be for the benefit of those present and former employees of Virginia Bancorp and Virginia Savings affected thereby and may be enforced by such persons), nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.08   Severability. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other parties, persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.09   Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement or any schedule attached or delivered pursuant hereto shall be deemed to be disclosure for purposes of any other Section to which the relevance of such item is reasonably apparent.

10.10   Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or the Disclosure Schedules, such reference shall be to a Section of, or Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated. The Disclosure Schedules as well as all other schedules and exhibits to this Agreement shall be deemed to be part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires. No provision of this Agreement shall be construed to require Virginia Bancorp, Virginia Savings, CHC or City National or any of their respective subsidiaries, affiliates or directors to take any action that would violate applicable law (whether statutory or common law), rule or regulation. The parties hereto acknowledge that each party hereto has reviewed, and has had an opportunity to have its counsel review, this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VIRGINIA SAVINGS BANCORP, INC.   CITY HOLDING COMPANY

/s/ W. Michael Funk			/s/ Charles R. Hageboeck	
Printed:	W. Michael Funk		Printed:	Charles R. Hageboeck
Title:	President and Chief Executive Officer		Title:	Chief Executive Officer

VIRGINIA SAVINGS BANK, F.S.B.   CITY NATIONAL BANK OF WEST VIRGINIA

/s/ W. Michael Funk			/s/ Charles R. Hageboeck	
Printed:	W. Michael Funk		Printed:	Charles R. Hageboeck
Title:	President and Chief Executive Officer		Title:	President

Each of the undersigned directors of Virginia Bancorp hereby agrees in his individual capacity, subject to his fiduciary obligations as a director or shareholder (if a trustee or other fiduciary under law), but not in his capacity as a director or shareholder, to vote his Virginia Bancorp Shares that are registered in his personal name (and agrees to use his best efforts to cause all additional Virginia Bancorp Shares owned jointly with any other person or by his spouse or over which he has voting influence or control to be voted) in favor of this Agreement and the Company Merger. In addition, each of the undersigned directors hereby agrees not to make any transfers of Virginia Bancorp Shares with the purpose of avoiding his agreements set forth in the preceding sentence. Each of the undersigned directors agree to sign the director non-competes in the Form of Exhibit G hereto. W. Michael Funk consents to the terms of Section 6.14(b). This provision shall be of no further force or effect upon the termination of the Agreement pursuant to Section 9.01.

Dated this _____ day of November, 2011.

/s/ Samuel J. Baggarly
Samuel J. Baggarly

/s/ Kent E. Coons
Kent E. Coons

/s/ Webb R. Davis
Webb R. Davis

/s/ W. Michael Funk
W. Michael Funk

/s/ J. William Gilliam
J. William Gilliam

/s/ Francis D. Hall
Francis D. Hall

/s/ Arnold M. Williams Sr.
Arnold M. Williams, Sr.

/s/ David L. Wines
David L. Wines

List of Exhibits

Exhibit	Title
A.	Plan of Merger
B.	Form of Agreement and Plan of Merger for Subsidiary Merger
C.	Form of Non-Compete and Non-Solicitation Agreement
D.	Form of Termination and Release Agreement
E.	Form of Opinion of CHC’s Counsel
F.	Form of Opinion of VSB’s Counsel
G.	Director Non-Compete

PLAN OF MERGER

of

CITY HOLDING COMPANY,

a West Virginia corporation

and

VIRGINIA SAVINGS BANCORP, INC.

a Virginia corporation

1. The names of the corporations proposing to merge (the "Company Merger") are City Holding Company, a West Virginia corporation ("CHC") and Virginia Savings Bancorp, Inc., a Virginia corporation ("Virginia Bancorp"), pursuant to an Agreement and Plan of Merger dated as of November 14, 2011, by and among Virginia Bancorp, Virginia Savings Bank, F.S.B., a federal savings bank, CHC and City National Bank of West Virginia, a national banking association (the "Merger Agreement").

2. Virginia Bancorp has 5,000,000 authorized shares of common stock, par value $1.00 per share ("Virginia Bancorp Common Stock"), of which 1,810,120 shares are presently issued and outstanding, and 500,000 authorized shares of preferred stock, including 100,000 shares of Series A Non-Voting Preferred Stock, par value $1.00 per share, of which 89,864 shares are presently issued and outstanding ("Virginia Bancorp Series A Non-Voting Preferred Stock").

3. CHC has 50,000,000 authorized shares of common stock, par value $2.50 per share ("CHC Common Stock"), and 500,000 authorized shares of preferred stock, par value $25.00 per share, of which 14,811,289 shares of CHC Common Stock and no shares of preferred stock are presently issued and outstanding.

4. The effective date of the Company Merger, as that phrase is used herein, shall mean _____, 2012 (the "Effective Date"). The date and time at which the Company Merger becomes effective shall be the "Effective Time."

5. Subject to the terms and conditions of the Merger Agreement, at the Effective Time:

(a) Each holder of a share of Virginia Bancorp Common Stock and Virginia Bancorp Series A Non-Voting Preferred Stock issued and outstanding prior to the Effective Time (other than shares held directly or indirectly by CHC, except shares held by CHC in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) (each a "Virginia Bancorp Share") shall receive in respect thereof, at the election of the holder as provided in and subject to the Merger Agreement and this Plan of Merger, one of the following forms of consideration: (i) 0.2297 shares of CHC Common Stock (the "Stock Exchange Ratio") for each Virginia Bancorp Share (the "Stock Consideration") or (ii) $6.75 in cash for each Virginia Bancorp Share (the "Cash Consideration") or (iii) 0.1263 shares of CHC Common Stock and $3.04 in cash for each Virginia Bancorp Share (the "Cash and Stock Exchange Ratio" and together with the Stock Exchange Ratio, the "Exchange Ratios") for each Virginia Bancorp Share (the "Cash/Stock Consideration"). The Stock Consideration, the Cash Consideration and the Cash/Stock Consideration are sometimes collectively referred to herein as the "Merger Consideration".

(b)   Each Virginia Bancorp Share that, immediately prior to the Effective Time, is held directly or indirectly by CHC, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall by virtue of the Company Merger be canceled and retired and shall cease to exist, and no exchange or payment shall be made therefor.

(c)   Each share of CHC Common Stock that is issued and outstanding immediately prior to the Effective Time shall continue to be an issued and outstanding share of CHC Common Stock at and after the Effective Time.

(d)   Notwithstanding the foregoing, if any holder of Virginia Bancorp Shares perfects such holder's appraisal rights under the Virginia Stock Corporation Act (the "VSCA"), any issued and outstanding Virginia Bancorp Shares held by such holder shall not be converted as described herein but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due to such holder pursuant to the VSCA; provided, however, that each Virginia Bancorp Share outstanding immediately prior to the Effective Time and held by a Virginia Bancorp shareholder who, after the Effective Time, fails to perfect his or her appraisal rights, withdraws his or her demand for appraisal rights or otherwise loses his or her right to exercise appraisal rights shall have only the right to receive the per share Merger Consideration for the number and type of Virginia Bancorp Shares held by such holder.

(e)   At the Effective Time, holders of Virginia Bancorp Shares shall cease to be, and shall have no rights as, shareholders of Virginia Bancorp, other than the right to receive (a) any dividend or other distribution with respect to such Virginia Bancorp Shares with a record date occurring prior to the Effective Date, (b) the applicable type of per share Merger Consideration for each Virginia Bancorp Share, as provided herein, and (3) any appraisal rights to which they may be entitled under the VSCA if such holders have perfected such appraisal rights under the VSCA. After the Effective Time, there shall be no transfers on the stock transfer books of Virginia Bancorp or CHC of Virginia Bancorp Shares.

(f)   Notwithstanding any other provision herein, no fractional shares of CHC Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Company Merger; instead, CHC shall pay to each holder of Virginia Bancorp Shares who otherwise would be entitled to a fractional share of CHC Common Stock an amount in cash (without interest) determined by multiplying such fraction by the CHC Average Closing Price. The CHC Average Closing Price shall equal the average of the per share closing prices of a share of CHC Common Stock as reported on the Nasdaq Global Select Market during the ten (10) trading days immediately preceding the tenth (10th) calendar day immediately preceding the Effective Date (the "CHC Average Closing Price").

(g)   An election form in such form as Virginia Bancorp and CHC shall mutually agree (an "Election Form") shall be mailed on the Mailing Date (as defined below) to each holder of record of Virginia Bancorp Shares. The "Mailing Date" shall be the date on which proxy materials relating to the Company Merger are mailed to holders of Virginia Bancorp Shares. CHC shall make available Election Forms as may be reasonably requested by all persons who become holders of Virginia Bancorp Shares after the record date for eligibility to vote on the Company Merger and prior to the Election Deadline (as defined herein), and Virginia Bancorp shall provide to the Exchange Agent (as defined herein) all information reasonably necessary for it to perform its obligations as specified herein.

(h)   Each Election Form shall entitle the holder of Virginia Bancorp Shares (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Stock Consideration for all of such holder's shares (a "Stock Election"), (ii) elect to receive the Cash Consideration for all of such holder's shares (a "Cash Election"), (iii) elect to receive the Cash/Stock Consideration for all such holder's shares (a "Cash/Stock Election") or (iv) make no election or indicate that such holder has no preference as to the receipt of the Cash Consideration, the Stock Consideration or the Cash/Stock Consideration (a "Non-Election"). Holders of record of Virginia Bancorp Shares who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Virginia Bancorp Shares held by that Representative for a particular beneficial owner. Virginia Bancorp Shares as to which a Cash Election has been made are referred to herein as "Cash Election Shares." Virginia Bancorp Shares as to which a Stock Election has been made are referred to herein as "Stock Election Shares." Virginia Bancorp Shares as to which a Cash/Stock Election has been made are referred to herein as "Cash/Stock Election Shares." Virginia Bancorp Shares as to which no election has been made are referred to herein as "Non-Election Shares." For purposes of this Plan, shares subject to appraisal rights shall be deemed Cash Election Shares. The aggregate number of Virginia Bancorp Shares with respect to which a Cash Election has been made is referred to herein as the "Cash Election Number." The aggregate number of Virginia Bancorp Shares with respect to which a Stock Election has been made is referred to herein as the "Stock Election Number." The aggregate number of Virginia Bancorp Shares with respect to which a Cash/Stock Election has been made is referred to herein as the "Cash/Stock Election Number." The number of Virginia Bancorp Shares obtained by subtracting (i) the Cash/Stock Election Number from (ii) the aggregate number of Virginia Bancorp Shares outstanding as of the Effective Time is referred to herein as the "Leftover Shares." The number obtained by multiplying the Leftover Shares by 0.55 shall be referred to as the "Stock Percentage Number." The number obtained by multiplying the Leftover Shares by 0.45 shall be referred to as the "Cash Percentage Number."

(i)   To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 5:00 p.m., New York City time, on the third business day immediately preceding the date of the meeting of shareholders of Virginia Bancorp referred to in Section 6.02 of the Merger Agreement (or such other time and date as Virginia Bancorp and CHC may mutually agree) (the "Election Deadline"). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any holder of Virginia Bancorp Shares may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any holder of Virginia Bancorp Shares may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline. All elections shall be revoked automatically if the Exchange Agent is notified in writing by CHC and Virginia Bancorp that the Merger Agreement has been terminated. If a shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes (as opposed to changes) his or her Election Form prior to the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the Virginia Bancorp Shares held by such shareholder shall be designated Non-Election Shares. Subject to the terms of the Merger Agreement, this Plan of Merger and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(j)   Notwithstanding any other provisions contained herein, allocation will be made so that 55% of the Virginia Bancorp Shares will be exchanged for CHC Common Stock and 45% of the Virginia Bancorp Shares will be exchanged for cash; provided that notwithstanding any provisions herein to the contrary, no more than 240,000 shares of CHC Common Stock will be issued to the holders of Virginia Bancorp Shares. Accordingly, 55% of the total number of shares of Virginia Bancorp Shares outstanding at the Effective Time shall be converted into CHC Common Stock and the remaining outstanding shares of Virginia Bancorp Shares (excluding shares of Virginia Bancorp Shares to be canceled as provided in Section 5(b) shall be converted into cash.

(k)   Within three (3) business days after the Election Deadline, CHC shall cause the Exchange Agent to effect the allocation among holders of Virginia Bancorp Shares of rights to receive cash and stock as follows:

(i)   The Cash/Stock Election Shares shall be converted into the right to receive the Cash/Stock Consideration.

(ii)   If the Stock Election Number exceeds the Stock Percentage Number, then:

(A)   all Cash Election Shares shall be converted into the right to receive the Cash Consideration,

(B)   Non-Election Shares shall be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares equal the Cash Percentage Number. If less than all of the Non-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which Non-Election shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining Non-Election Shares shall thereafter be treated as Stock Election Shares,

(C) If all Non-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares is less than the Cash Percentage Number, then the Exchange Agent shall convert on a pro rata basis as described below in Section 5(l) a sufficient number of Stock Election Shares into Cash Election Shares ("Reallocated Cash Shares") such that the sum of the number of Cash Election Shares (including Non-Election Shares treated as Cash Election Shares pursuant to the preceding subsection) plus the Reallocated Cash Shares equals the Cash Percentage Number, and all Reallocated Cash Shares will be converted into the right to receive the Cash Consideration, and

(D) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive the Stock Consideration.

(iii) If the Stock Election Number is less than the Stock Percentage Number, then:

(A) all Stock Election Shares shall be converted into the right to receive the Stock Consideration,

(B) Non-Election Shares shall be deemed to be Stock Election Shares to the extent necessary to have the total number of Stock Election Shares equal the Stock Percentage Number. If less than all of the Non-Election Shares need to be treated as Stock Election Shares, then the Exchange Agent shall select which Non-Election shares shall be treated as Stock Election Shares in such manner as the Exchange Agent shall determine, and all remaining Non-Election Shares shall thereafter be treated as Cash Election Shares,

(C) If all Non-Election Shares are treated as Stock Election Shares under the preceding subsection and the total number of Stock Election Shares is less than the Stock Percentage Number, then the Exchange Agent shall convert on a pro rata basis as described below in Section 5(1) a sufficient number of Cash Election Shares into Stock Election Shares ("Reallocated Stock Shares") such that the sum of the number of Stock Election Shares (including Non-Election Shares treated as Stock Election Shares pursuant to the preceding section) plus the Reallocated Stock Shares equals the Stock Percentage Number, and all Reallocated Stock Shares will be converted into the right to receive the Stock Consideration, and

(D) the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive the Cash Consideration.

(l)   In the event that the Exchange Agent is required pursuant to Section 5(k)(ii)(C) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 5(k)(iii)(C) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(m)   As soon as practicable but in no event more than five (5) calendar days after the Effective Date, the Exchange Agent shall mail a letter of transmittal to each holder of record of Virginia Bancorp Shares whose Virginia Bancorp Shares were converted into the right to receive a portion of the Merger Consideration. The letter of transmittal shall provide instructions for the submission of certificates ("Old Certificates") (or an indemnity satisfactory to CHC, the Surviving Bank and Computershare Investor Services, LLC, as Exchange Agent (the "Exchange Agent"), if any of such certificates are lost, stolen, or destroyed) representing all Virginia Bancorp Shares of such holder of record converted into the right to receive the applicable portion of the Merger Consideration at the Effective Time.

(n)   At or prior to the Effective Time, CHC shall deposit, or shall cause to be deposited, with the Exchange Agent, certificates representing the shares of CHC Common Stock ("New Certificates") and an estimated amount of cash equal to the cash portion of the Merger Consideration and cash for fractional shares (such cash and New Certificates being hereinafter referred to as, the "Exchange Fund"). In accordance with the terms contained in the letter of transmittal contemplated herein, the Exchange Agent shall distribute the Exchange Fund to the Virginia Bancorp shareholders upon receipt of the Old Certificates or a satisfactory indemnity.

(o)   CHC shall cause any check in respect of any cash that a holder of Virginia Bancorp Shares shall be entitled to receive to be delivered to such shareholder no later than ten (10) days following delivery to the Exchange Agent of the Old Certificates (or indemnity satisfactory to CHC, City National Bank of West Virginia and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder. No interest will be paid on any per share Merger Consideration that any such holder shall be entitled to receive upon such delivery.

(p)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of Virginia Bancorp for one (1) year after the Effective Time shall be returned to CHC. Any shareholders of Virginia Bancorp who have not theretofore complied with the forgoing provisions shall thereafter look only to CHC for payment of any applicable per share Merger Consideration, without any interest thereon.

(q)   Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Virginia Bancorp Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

6.   Upon the Effective Date, Virginia Bancorp shall merge into and with CHC, which shall survive the Company Merger and the separate existence of Virginia Bancorp shall thereupon cease.

7.   Upon and after the Effective Date, CHC shall thereupon and thereafter possess all the rights, privileges, powers and franchises, of a public, as well as a private nature, of each of the parties hereto; and all property, real, personal and mixed, all debts due on whatever account and all other choses in action and all and every other interests of or belonging to or due to each of the parties hereto shall be taken and deemed to be transferred to and vested in CHC without further act or deed; and the title to any real estate, or any interest therein, shall not revert or be in any way impaired by reason of the Company Merger.

8.   Upon and after the Effective Date, CHC shall be responsible and liable for all the liabilities and obligations of both of the parties hereto in the same manner and to the same extent as if CHC had itself incurred the same or contracted therefor; and any claim existing or action or proceeding by or against either of the parties hereto may be prosecuted to judgment as if the Company Merger had not taken place or CHC may be substituted in its place. Neither the rights of creditors nor liens upon the property of either of the parties hereto shall be impaired by such Company Merger; but any such lien shall be limited to the property upon which there were liens immediately prior to the time of the Company Merger.

9.   The articles of incorporation of CHC shall continue to be the articles of incorporation of CHC upon and after the Effective Date until changed or amended in accordance with the terms thereof.

10.   The Code of Bylaws of CHC shall continue to be the Code of Bylaws of CHC upon and after the Effective Date until changed or amended in accordance with the terms thereof.

11.   The directors of CHC immediately prior to the Effective Date shall continue to hold such positions following the Company Merger, and such directors shall hold office until such time as their successors shall be duly elected and qualified.

AGREEMENT AND PLAN OF MERGER FOR SUBSIDIARY MERGER

This AGREEMENT AND PLAN OF MERGER FOR SUBSIDIARY MERGER (this "Agreement") dated as of   ___, 2012, by and between City National Bank of West Virginia ("City National"), a national banking association and wholly-owned subsidiary of City Holding Company, a West Virginia corporation ("CHC"), and Virginia Savings Bank, F.S.B. ("Virginia Savings"), a federal savings bank and wholly-owned subsidiary of Virginia Savings Bancorp, Inc., a Virginia corporation ("Virginia Bancorp").

WITNESSETH:

WHEREAS, CHC, Virginia Bancorp, City National and Virginia Savings have entered into an Agreement and Plan of Merger dated as of November ___, 2011 (the "Reorganization Agreement") providing for the acquisition by CHC of all of the outstanding shares of capital stock of Virginia Bancorp in a merger pursuant to the provisions of the West Virginia Business Corporation Act and the Virginia Stock Corporation Act, and providing for the merger of Virginia Savings with and into City National (the "Merger"), in accordance with the provisions of applicable state and federal law; and

WHEREAS, the Boards of Directors of City National and Virginia Savings have each adopted a resolution approving this Agreement and the Boards of Directors of City National and Virginia Savings have directed that this Agreement and the Merger contemplated hereby be submitted to the sole shareholders of City National and Virginia Savings for adoption and approval;

NOW, THEREFORE, the parties hereto, in consideration of amounts to be paid pursuant hereto and subject to the terms and conditions of the Reorganization Agreement, agree as follows:

ARTICLE I.

Constituent Corporations

City National and Virginia Savings shall be the constituent corporations with respect to the Merger.

ARTICLE II.

Merger

Effective as of the time of the effectiveness of the Merger specified by the Office of the Comptroller of the Currency (the "Effective Time of the Merger"), Virginia Savings shall be merged with and into City National, and City National shall be the surviving institution in the Merger (sometimes hereinafter referred to as the "Surviving Institution").

ARTICLE III.

Charter, Bylaws, Etc.

1.   <u>Charter</u>. At the Effective Time of the Merger, the articles of association of City National in effect immediately prior to the Effective Time shall continue to be the charter of the Surviving Institution.

2.   <u>Bylaws</u>. At the Effective Time of the Merger, the bylaws of City National in effect immediately prior to the Effective Time of the Merger shall continue to be the bylaws of the Surviving Institution.

3.   <u>Directors and Officers</u>. At the Effective Time of the Merger, the directors of City National then holding office shall continue to be the directors of the Surviving Institution, and the officers of City National then holding office shall continue to be the officers of the Surviving Institution, in each case subject to the Surviving Institution's articles of association and by-laws and applicable law as to the term and removal of directors and officers and subject to City National's right to change the titles of the officers of City National after the Effective Time of the Merger, subject to any restrictions in any applicable employment agreements.

4.   <u>Home Office</u>. The home office and branch offices of City National immediately prior to the Merger shall continue to be the home office and branch offices of the Surviving Institution at the Effective Time of the Merger. The home office and branch offices of Virginia Savings immediately prior to the Merger shall become branch offices of the Surviving Institution at the Effective Time of the Merger.

ARTICLE IV.

Manner of Converting and Exchanging Stock

1.   Subject to the provisions of this Article IV, the manner of converting and exchanging the shares of the constituent corporations' stock at the Effective Time of the Merger shall be as follows:

(a)   Each of the 123,701 shares of common stock, $5.00 par value per share, of City National, outstanding immediately prior to the Effective Time of the Merger shall remain outstanding immediately after the Effective Time of the Merger.

(b)   Each of the 1,899,984 shares of common stock, $1.00 par value per share, of Virginia Savings (the "Virginia Savings Common Stock"), outstanding immediately prior to the Effective Time of the Merger shall, at the Effective Time of the Merger, be cancelled without consideration therefor.

2.   After the Effective Time of the Merger, there shall be no transfers on the stock transfer books of Virginia Savings or the Surviving Institution of any shares of Virginia Savings Common Stock.

ARTICLE V.

Effect of Merger

From and after the Effective Time of the Merger, the Surviving Institution shall have all of the rights, privileges, powers, immunities and franchises (public and private) of each of the constituent corporations, and all property (real, personal, and mixed), all debts due on whatever account, and all other choses in action, of each of the constituent corporations. All interests of or belonging to or due to either of the constituent corporations shall thereupon be deemed to be transferred to and vested in the Surviving Institution without act or deed and no title to any real estate or any interest therein vested in either of the constituent corporations shall revert or be in any way impaired because of the Merger.

ARTICLE VI.

Surviving Institution

From and after the Effective Time of the Merger, the Surviving Institution shall be responsible for all obligations of each of the constituent corporations and each claim existing and each action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place, and the Surviving Institution may be substituted in the place of such constituent corporation. No right of any creditor of either constituent corporation and no lien upon the property of either constituent corporation shall be impaired by the Merger.

ARTICLE VII.

Further Documents

If at any time the Surviving Institution shall consider or be advised that any further assignments, conveyances or assurances in law are necessary or desirable to vest, perfect or confirm of record in the Surviving Institution the title to any property or rights of the constituent corporations, or otherwise to carry out the provisions hereof, the persons who were the proper officers and directors of the constituent corporations immediately prior to the Effective Time of the Merger (or their successors in office) shall execute and deliver any and all proper deeds, assignments and assurances in law, and do all things necessary or proper, to vest, perfect or confirm title to such property or rights in the Surviving Institution and otherwise to carry out the provisions hereof.

ARTICLE VIII.

Effect of Termination

In the event that the Reorganization Agreement is terminated pursuant to Section 9.01 thereof, this Agreement shall be terminated and the Merger provided for herein shall be abandoned automatically and without any further act or deed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and attested to on their behalf by their officers thereunto duly authorized as of the day and year first written above.

CITY NATIONAL BANK OF WEST VIRGINIA

By: _____

Charles R. Hageboeck, President

VIRGINIA SAVINGS BANK, F.S.B.

By: _____

W. Michael Funk, President

Exhibit C

NON-COMPETE AND

NON-SOLICITATION AGREEMENT

_____ __, 20___

Dear Mr. W. Michael Funk:

You have agreed in consideration of certain payments to be made to you, to assist City Holding Company ("City Holding") and City National Bank of West Virginia ("City National") (or collectively "City") and their affiliates in the conduct of their business, on the terms set forth below, and not to compete with that business, on the terms set forth below. For purposes of this letter, "Bank" includes City Holding, City National Bank of West Virginia, Virginia Savings Bancorp, Inc. and Virginia Savings Bank, F.S.B. (collectively "VSB"), and all of VSB's affiliates.

You agree as follows:

1. For good and valuable Consideration (as defined below), the receipt and sufficiency of which is hereby acknowledged, and to preserve the goodwill associated with the business of the Bank, you hereby agree to the following restrictions:

(a) As a separate and independent covenant, you agree that, during the Restricted Period (as defined below), you will not directly or indirectly, whether for your own account or for the account of any person, firm, corporation, or other business organization other than the Bank: (i) engage in, as an owner or director of, or seek or accept employment (as either an employee or independent contractor) by, any business competing with the banking business as conducted by the Bank within 40 miles of any branch or office of the Bank as of the date hereof; (ii) make any public statement or take any actions that are derogatory of the Bank or its business in Kentucky, Ohio, Virginia or West Virginia; (iii) induce or attempt to induce any Client to enter into any business relationship with any person or firm other than the Bank relating to business of any type offered by the Bank to such Client during your employment by the Bank or during the Restricted Period, (iv) hire, solicit, or endeavor to entice away from the Bank any person who is as of the date of this letter or at any time during the Restricted Period, employed by or associated with the Bank as an executive, officer, employee, or salesperson or (v) take any actions that would materially and adversely interfere with the Bank's property rights in lists of its Clients.

(b) The term "Restricted Period" shall mean the period beginning with the "Effective Date" as defined in that certain Agreement and Plan of Merger dated November 14, 2011, by and among VSB and City and ending on a date two (2) years after such date.

(c)   For all purposes of this Agreement, the term "Client" shall mean all persons or entities who currently are or were clients of the Bank during the time that you were employed by the Bank. The term "Client" shall not include any member of your immediate family. Immediate family shall mean and include your spouse, children, stepchildren, parents, spouses of any children, stepchildren or parents.

(d)   As a separate and independent covenant, you agree that, during the Restricted Period, you shall not, either for your own account or for your spouse without prior written approval from the Bank, directly or indirectly, own, share in earnings of, or have any interest in the stock, bonds, or other securities of any person, firm or business organization which shall do or attempt to do any of the activities described in this paragraph 2 other than publicly traded securities where your ownership is less than 3% of the total outstanding voting securities of such person, firm or business organization.

(e)   You agree that you will not, directly or indirectly, divulge or use any non-public information regarding the Bank (including, without limitation, confidential records, Client and customer lists, computer software, data, documents, operational methods, pricing and investment policies and trade know-how and secrets) compiled by, created by, obtained by, or furnished to, you while employed by or associated with the Bank. All materials, records and documents (whether in writing or other tangible form, including electronic media) made by you or coming into your possession concerning the business or affairs of the Bank shall be the sole property of the Bank. Promptly after your termination of employment, you shall promptly deliver such materials, records and documents, and all copies thereof, to the Bank and you shall not retain any copies. Notwithstanding any of the foregoing, if you reasonably believe after consultation with counsel that you are required by law to disclose any such non-public information, you will use reasonable efforts to (a) provide Bank with proper advance notice of the nature and extent of disclosure so that Bank may attempt to obtain a protective order or other assurance that confidential treatment will be accorded such disclosure, (b) cooperate, at Bank's expense, with Bank in attempting to obtain such order or assurance, and (c) only disclose that non-public information which is reasonably required to comply with the applicable law.

(f)   It is understood by you and the Bank that your covenants set forth in this paragraph 2 are an essential element of this letter and that, but for your agreement to comply with such covenants, the Bank would not have entered into the terms of this letter. The Bank and you have independently consulted with their respective counsel and have been advised in all respects concerning the reasonableness and propriety of such covenants, with specific regard to the nature of the business conducted by the Bank.

(g)   The term "Consideration" shall mean and include: a cash payment of $478,400 payable, at your option, in a lump sum amount within ten (10) days of the Effective Date or at such times and in such amounts as may be mutually agreeable to the parties, for a total amount of $478,400; City will provide health insurance through its company plan for you and your spouse, at no cost to you, under its company plan for three years beginning on the day after you are no longer employed by VSB.

2.   Without intending to limit the remedies available to the Bank, you agree that damages at law will be an insufficient remedy to the Bank in the event that you violate any of the covenants contained in this letter and that the Bank may apply for and is entitled to injunctive relief in any court of competent jurisdiction to restrain the breach or threatened breach of, or otherwise to specifically enforce, any of the covenants contained in this letter, in each case without proof of actual damages. Moreover, in the event that you violate any material term of this Agreement, the Bank will not be obligated to continue to make payments to you hereunder and you will be liable for the Bank's actual damages, including reasonable attorneys' fees, up to the amount paid to you hereunder.

3.   You and the Bank agree that the periods of time and the scope applicable to the covenants of this letter are reasonable and necessary to protect the legitimate business interests of the Bank without unduly limiting your ability to obtain employment or otherwise earn a living. However, if such period or scope should be adjudged unreasonable in any judicial or other dispute resolution proceeding, then the period of time or scope shall be reduced by the extent deemed unreasonable, so that these covenants may be enforced during such period and for such scope as are adjudged to be reasonable.

4.   You and the Bank agree that the provisions of this letter will be governed by and construed in accordance with the laws of the State of West Virginia, regardless of the principles of conflicts of laws. You and the Bank further agree that the state and federal courts located in Charleston, West Virginia, shall have sole and exclusive jurisdiction over all matters under this letter.

5.   You acknowledge that this agreement supersedes and extinguishes all prior contracts or agreements you have entered into with VSB, including but not limited to, the "Employment Agreement" and "Change in Control Employment Agreement" dated January 1, 2005.

6.   You and the Bank agree that you will be employed by City National for up to six (6) months. During your period of employment you will receive the same monthly salary you were paid by VSB during the month of September 2011. During this period you agree that you will assist the Bank with the transition and will report directly to City's Senior Vice President, Tim Quinlan.

7.   (a)   Notwithstanding any other provision in this Agreement to the contrary, for any taxable year(s) in which you shall be liable for the payment of an excise tax (the "Excise Tax") under Section 4999 of the Internal Revenue Code of 1986, as amended (or any successor provision thereto) (the "Code"), with respect to any payment or benefit in the nature of compensation made or provided hereunder by City or the Bank, City shall pay to you an additional amount (the "Reimbursement Payment") such that the net amount of the payments or benefits retained by you after deduction of (i) any Excise Tax imposed on you and any interest charges or penalties in respect of the imposition of the Excise Tax (but not any other federal, state or local income tax) on the payments or benefits received by you and amounts payable under subsection (b) of this Section 7 (the "Excise Tax Amount") and (ii) any federal, state, and local income tax and Excise Tax imposed on the Excise Tax Amount, is equivalent, on an after-tax basis, to the amount that you would have retained if the Excise Tax had not been imposed. The Reimbursement Payment shall be made to you not later than five (5) days after presentation to City of evidence that you have been determined to be liable for the Excise Tax. For purposes of determining the Reimbursement Payment, you shall be deemed to pay federal income taxes at the highest marginal rate (taking into account any phase-out of otherwise available deductions or exemptions) in the calendar year in which the Reimbursement Payment is to be made and the highest marginal rate in the state and locality of your domicile for income tax purposes on the date the Reimbursement Payment is to be made, net of the maximum reduction of federal income taxes that may be obtained from the deduction of state and local income taxes.

(b)   In addition to the foregoing, City (or its successors) shall indemnify and hold you harmless from any and all losses, costs and expenses (including without limitation, reasonable attorney's fees, reasonable accountant's fees, interest, fines and penalties of any kind) which you incur as a result of any administrative or judicial review of your liability for the Excise Tax by the Internal Revenue Service or any comparable state agency through and including a final judicial determination or final administrative settlement of any dispute arising out of your liability for the Excise Tax or otherwise relating to the classification for purposes of Section 280G of the Code of any payment or benefit in the nature of compensation described in subsection (a) of this Section 7. You shall promptly notify City in writing whenever you receive notice of the commencement of any judicial or administrative proceeding, formal or informal, in which the federal tax treatment under Section 4999 of the Code of any amount paid or payable to you is being reviewed or is in dispute (including a notice of audit or other inquiry concerning the reporting of your liability for the Excise Tax). City may assume control at its expense over all legal and accounting matters pertaining to such federal or state tax treatment (except to the extent necessary or appropriate for you to resolve any such proceeding with respect to any matter unrelated to the matters described in this Section 7 and you shall cooperate fully with City in any such proceeding. You shall not enter into any compromise or settlement or otherwise prejudice any rights City may have in connection therewith without prior consent of City. In the event that City does not assume control over such matters, City shall promptly reimburse you for all reasonable expenses related thereto as and when incurred upon presentation of appropriate documentation relating thereto.

(c)   It is intended by the parties to this Agreement that this Section 7 shall survive the expiration of any term of the employment you may have with the Bank and the Restricted Period.

8.   You acknowledge that you fully understand the meaning and intent of all the terms of this Agreement, that you have had a reasonable opportunity to review this Agreement, that any obligations of the Bank to you are personal in nature and for your benefit and not for the benefit of any third party, and that no promises or inducements other than those set forth herein had been made by the Bank or you.

Please acknowledge your understanding and acceptance of this Agreement by signing and dating where indicated below.

With regards,
City Holding Company

By: _____
Its: _____

I have read, understand and agree to the terms of this Agreement.

_____
Signature: _____

Date: _____, 20

TERMINATION AND RELEASE AGREEMENT

THIS TERMINATION AND RELEASE AGREEMENT (the "Agreement") is made and entered into by and between City National Bank of West Virginia ("City National"), Virginia Savings Bank, F.S.B. ("VSB") and _____ ("Employee") (collectively, the "Parties").

The Parties agree as follows:

1.   Employee hereby terminates employment with VSB, effective _____, 20__.

2.   In consideration of the agreements and promises made by Employee in this Agreement, VSB shall pay to Employee the sum of $ _____, less usual and customary withholding deductions (this payment plus the COBRA premium payments made by City National pursuant to paragraph 3 below, the "Severance Payment"). Neither VSB nor City National shall have any other liability to Employee for any compensation, bonuses, or benefits of employment, other than any benefits which accrued and became vested on or before the effective date of Employee's termination, under any employee medical or dental benefit plan of VSB, or any employee pension benefit plan of VSB, but which, under the applicable plan document, are not payable until after such effective date.

3.   Employee specifically agrees that VSB has complied with all of its notification requirements under COBRA, and VSB confirms Employee may elect COBRA continuation coverage by timely returning the appropriate election form and making the necessary premium payment. City National shall make COBRA premium payments for the period beginning _____ __. 20__, and ending on _____ __, 20__.

4.   In consideration of the agreements and promises made by VSB in this Agreement, Employee hereby RELEASES AND FOREVER DISCHARGES City National and VSB and their affiliates, and their respective owners, officers, directors, agents, attorneys, and employees, from any and all claims, demands, liabilities, actions, or causes of action which Employee had, has, or may have on account of, arising out of, or related to: (a) Employee's employment with VSB or the termination of Employee's employment, including, without limitation, any and all claims, demands, liabilities, actions, or causes of action arising under the federal Fair Labor Standards Act of 1938, the federal Civil Rights Act of 1964, the federal Age Discrimination in Employment Act of 1967, the federal Americans with Disabilities Act of 1990, the common law of the Commonwealth of Virginia, the laws of the Commonwealth of Virginia governing employment discrimination and civil rights, any and all other statutes of the Commonwealth of Virginia, and any and all other federal, state, or local laws; and (b) all other matters occurring prior to the date of this Agreement.

5. This Agreement is made and entered into solely for the purpose of terminating Employee's employment with VSB on an amicable and certain basis and does not in any way constitute, and shall not be construed to constitute, an admission of liability of any sort on the part of any of the Parties.

6. Each of the agreements and promises contained in this Agreement shall be binding upon, and shall inure to the benefit of, the heirs, executors, administrators, agents, and successors in interest to each of the Parties.

7. This Agreement represents the entire agreement between the Parties, and fully supersedes any and all prior agreements or understandings between the Parties pertaining to the subject matter of this Agreement.

8. Each provision and covenant of this Agreement is severable. If any court or other governmental body of competent jurisdiction shall conclude that any provision or individual covenant of this Agreement is invalid or unenforceable, such provision or individual covenant shall be deemed ineffective to the extent of such unenforceability without invalidating the remaining provisions and covenants of this Agreement.

9. This Agreement shall be interpreted in accordance with the laws of the Commonwealth of Virginia.

10. Employee expressly agrees and acknowledges as follows: (1) that Employee understands the terms and conditions of this Agreement; (2) that Employee has knowingly and voluntarily entered into this Agreement; (3) that Employee has been advised in writing to consult an attorney in connection with reviewing and entering into this Agreement; (4) that Employee has been advised in writing that Employee may take as long as 21 days to review and consider this Agreement before signing it; (5) and that this Agreement, when signed by VSB, City National, and Employee, shall be legally binding upon the Parties, as well as upon their heirs, assigns, executors, administrators, agents, and successors in interest.

11. Employee may revoke this Agreement by giving written notice to VSB or it successor of such revocation at any time prior to seven days following the date this Agreement is signed by the Parties, and this Agreement shall not become effective or enforceable until the end of such seven day revocation period. If the Severance Payment has been paid prior to revocation by Employee, then Employee shall be required to return the Severance Payment to VSB or its successor as a condition to Employee's right to exercise revocation.

WHEREFORE, intending to be legally bound to each and all of the terms of this Termination and Release Agreement, the Parties hereby execute this Agreement this ____ day of _____, 20__.

CAUTION:
READ BEFORE SIGNING

CITY NATIONAL BANK OF WEST VIRGINIA

By: _____

Its: _____

_____
"Employee"

"City National"

VIRGINIA SAVINGS BANK, F.S.B.

By: _____

Its: _____

"VSB"

Exhibit E

[JK Letterhead]

[Date]

Virginia Savings Bancorp, Inc.

600 North Commerce Avenue

Front Royal, Virginia 22630

Re: Merger of Virginia Savings Bancorp, Inc. with and into City Holding Company

Gentlemen:

We have acted as counsel to City Holding Company, a West Virginia corporation ("CHC"), and City National Bank of West Virginia, a national banking association and wholly-owned subsidiary of CHC ("City National," and together with CHC, the "CHC Entities") in connection with the preparation, execution, and delivery of that certain Agreement and Plan of Merger dated November ___, 2011 (the "Merger Agreement"), by and among CHC, City National, Virginia Savings Bancorp, Inc., a Virginia corporation ("VSB"), and Virginia Savings Bank, F.S.B., a federal savings bank ("Savings"), pursuant to which VSB will be merged with and into CHC effective as of ____________ (the "Effective Date"), and pursuant to which Savings will be merged with and into City National effective as of the Effective Date. We have been asked to furnish this opinion to you on behalf of CHC in connection with the Merger Agreement and pursuant to Section 7.02(c) of the Merger Agreement.

Unless separately defined herein, the capitalized words and phrases used herein shall have the meanings ascribed to them in the Merger Agreement.

In connection with the foregoing, we have been provided with and have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the following documents:

A. The Merger Agreement.

B. The Articles of Merger, with related Plan of Merger, respecting the merger of VSB with and into CHC.

C. The Articles of Merger respecting the merger of Savings with and into City National.

D. The Agreement and Plan of Merger for Subsidiary Merger between City National and Savings dated _______________ ___, 2012.

E. The articles of incorporation and Code of Bylaws of CHC and all amendments thereto.

F. The articles of association and bylaws of City National and all amendments thereto (together with the articles of incorporation and Code of Bylaws of CHC, the "CHC Entities Organizational Documents").

G. A Certificate of Existence from the Office of the Secretary of State of the State of West Virginia for CHC dated _____.

H. A Certificate of Good Standing respecting City National issued by the Office of the Comptroller of the Currency.

I. Resolutions adopted by the Boards of Directors of CHC and City National and the sole shareholder of City National, each authorizing the transactions contemplated by the Merger Agreement.

J. Such other documents and instruments as we have deemed necessary or appropriate for the purposes of rendering the opinions set forth herein.

The documents referred to in Paragraphs A through D above are sometimes referred to collectively herein as the "Transaction Documents."

For purposes of this opinion, we have examined the above documents and have made such examination of the laws of West Virginia and the United States as we have deemed necessary and appropriate. We have relied upon the above documents as to matters of fact. We have not independently checked or verified the accuracy or completeness of the information set forth or certified in such documents.

In connection with this opinion, we advise you that we have not made any special examination of and are not expressing any opinion regarding the affairs or financial condition of the CHC Entities except as otherwise expressly stated herein.

Except as otherwise expressly stated herein, this opinion should in no way be construed as passing upon the accuracy or completeness of any of the representations or warranties which may be or have been made to you in connection with the Transaction Documents or any other instrument and agreement contemplated by the Transaction Documents or on any other matters, legal or otherwise, not specifically covered herein. In examining the above listed items, we have assumed with respect to all documents examined by us the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to the originals of all documents submitted to us as certified, conformed, photostatic or telefacsimile copies. In addition, in making our examination of the documents described herein which have been executed by parties other than directors and officers of the CHC Entities, we have assumed that all such other parties had the power to enter into and perform all obligations thereunder, that all such other parties were duly authorized by all requisite action to execute, deliver and perform their respective obligations thereunder, that all signatories on all such documents were duly qualified and incumbent parties with the proper authority to execute all such documents, and the due execution and delivery of all such documents and the validity and binding effect of all such documents on such other parties.

As to certain facts material to our opinion which we did not independently establish or verify, we have been furnished with, and have relied upon (i) certificates of officers and other representatives of the CHC Entities delivered to us in connection with this opinion (the "Officer's Certificates"), (ii) information concerning the stock records of the CHC Entities, and (iii) the representations and warranties of CHC set forth in the Merger Agreement. With respect to matters relating to the organization and existence of CHC addressed in the first paragraph below, we have obtained and relied upon a Certificate of Existence from the Office of the West Virginia Secretary of State for CHC, and with respect to matters relating to the organization and existence of City National addressed in the second paragraph below, we have obtained and relied upon a Certificate of Good Standing respecting City National issued by the Office of the Comptroller of the Currency. Other than as specifically set forth herein, it is understood that we have not undertaken any independent investigation to determine the existence or absence of such facts.

As used herein, "to our knowledge" or words or phrases of similar import shall mean (i) we have relied, without any independent investigation or inquiry, solely upon the Officer's Certificates, and (ii) during the course of our representation of the CHC Entities, no information that would give us current actual knowledge of the inaccuracy of such statement has come within the conscious awareness of lawyers in our office who are actively involved in negotiating the Transaction Documents or preparing documents in furtherance of the transaction which is the subject of the Transaction Documents. Information shall not be deemed to be within our knowledge if such information might have been revealed if there had been undertaken a canvass of all lawyers within this Firm or a general search of the Firm's files.

We are qualified to practice law in various jurisdictions and this opinion is based only in the State of West Virginia and we do not purport to be experts on, or to express an opinion herein concerning, the laws of any jurisdiction other than the State of West Virginia and the laws of the United States of general application to transactions in the State of West Virginia. We express no opinion as to state or federal securities or tax laws.

For purposes of this opinion, we also have assumed the following: (i) the legal capacity of natural persons; (ii) that VSB and Savings are duly organized and validly existing; (iii) that the conduct of all of the parties to the Transaction Documents and the other instruments and agreements contemplated by the Transaction Documents has complied with any requirement of good faith, fair dealing, and conscionability; (iv) that there has been no mutual mistake of fact or misunderstanding, fraud, duress, or undue influence; and (v) that the execution, delivery, and performance of the Transaction Documents and the other instruments and agreements contemplated by the Transaction Documents will not violate, contravene, conflict with or result in a breach of (A) any statute, rule, regulation, ordinance or other law of any jurisdiction other than the State of West Virginia or the federal government of the United States, or (B) any license, judgment, order, writ, injunction or decree of any court, arbitrator or governmental agency or body or any indenture agreement or instrument to which either of the CHC Entities is a party or by which either of the CHC Entities or its properties are bound, the existence of which is not known to us.

Based solely on the foregoing examination, and subject to and relying on the assumptions and other matters referred to above and subject to the limitations and qualifications contained herein, we are of the opinion that:

1. CHC is a corporation duly organized and validly existing under the laws of the State of West Virginia.

2. City National is a national banking association duly organized and validly existing under federal law.

3. Each of the CHC Entities has full right, legal power, and authority to execute and deliver the Transaction Documents to which it is a party, to perform its obligations under the Transaction Documents, and to consummate the transactions contemplated thereby. The Transaction Documents and the transactions contemplated thereby have been duly authorized by each of the CHC Entities, as applicable and as necessary. The Transaction Documents to which they are party have been duly executed and delivered by the CHC Entities, respectively, and constitute valid and binding agreements of the CHC Entities, enforceable against the CHC Entities in accordance with their terms.

The opinions expressed above are subject to the following qualifications:

A. Our opinions with respect to the legality, validity, binding effect, and enforceability of any document or agreement referenced above and any rights granted to VSB or Savings pursuant to any such document or agreement are subject to the effect of any applicable state and/or federal bankruptcy, insolvency, readjustment of debt, receivership, fraudulent conveyance and equitable subordination, reorganization, moratorium, equity of redemption, or similar laws now or hereafter in effect governing or affecting debtors' and creditors' rights or remedies generally and to the effect of general principles of equity and matters of public policy (regardless of whether considered in a proceeding in equity or at law), including (without limitation) concepts of materiality, reasonableness, good faith, and fair dealing. Without limiting the generality of the foregoing exceptions, we express no opinion with respect to the availability of the remedies of specific performance, injunctive relief or of any other equitable remedy.

B. We have assumed that the execution, delivery, and performance of the Transaction Documents by VSB and Savings, do not and will not contravene, conflict with, violate or result in breach of (i) any law, statute or ordinance of any jurisdiction applicable solely to VSB and Savings and not to the CHC Entities, (ii) any provision of the constituent documents of VSB or Savings, or (iii) any approvals, consents, licenses, orders, writs, judgments, injunctions or decrees of any court, arbitrator, administrative agency or other governmental authority, or any indenture, mortgage, deed of trust, agreement, lease or other instrument to which VSB or Savings are parties.

C. We express no opinion that the structure of the transaction or the performance of the Transaction Documents is or is not in compliance with professional accounting statutes (state or federal), and all rules, regulations, interpretations, statements, ethical codes, professional standards, and licensing requirements relating to accountancy, whether promulgated by any agency of the State of West Virginia or any local or national accounting organization or association.

D.	We express no opinion as to the enforceability of provisions of the Transaction Documents relating to (i) consents or waivers as to jurisdiction, (ii) consents or waivers of service of process, (iii) the validity or enforceability of any purported waiver or purported consent relating to any rights of the CHC Entities or duties owed thereto, existing as a matter of law, (iv) self-help provisions, and (v) waiver of Constitutional rights.

E.	We express no opinion as to any provisions in the Transaction Documents insofar as they purport to provide that any party (i) may have rights to the payment or reimbursement of attorneys' fees and litigation expenses, except to the extent that a court determines that such fees are reasonable and such provision is enforceable, (ii) may have rights to the payment of any sum of liquidated damages, or (iii) waives any right or defense.

F.	This opinion is limited to matters expressly stated herein and no opinion is inferred or may be implied beyond the matters expressly stated. This opinion does not constitute a guarantee of, or security for, the obligations created pursuant to the Transaction Documents or any of the other matters referred to or opined upon herein, and by rendering this opinion, we are not guaranteeing or insuring payment or performance of said obligation or transaction.

G.	This opinion is based on and relies upon the current facts and the current status of the law, and is subject in all respects to, and may be limited by, after the date hereof, changes in the facts, further rules, regulations and legislation, as well as developing case law. We assume no obligation to notify any person of changes in facts or law occurring or coming to our attention after the delivery of this opinion letter, whether or not deemed material.

H.	The opinions expressed herein represent our reasonable judgment as to certain matters of law based upon the facts presented or assumed and should not be considered or construed as a guarantee. Actions and reliance hereon are subject to the final business judgment of the parties acting and relying hereon.

I.	This letter is solely for your information in connection with the transaction specified in the first paragraph of this letter and may be relied upon only by you in connection with such transaction. This letter may not be quoted in whole or in part by any entity, nor is it to be filed with any governmental agency or any other person or institution without the prior written consent of this firm.

Sincerely,

JACKSON KELLY PLLC

[VSB Counsel Letterhead]

[Date]

City Holding Company

25 Gatewater Road

Charleston, West Virginia 25313

      Re: Merger of Virginia Savings Bancorp, Inc. with and into City Holding Company

Gentlemen:

      We have acted as counsel to Virginia Savings Bancorp, Inc., a Virginia corporation ("VSB"), and Virginia Savings Bank, F.S.B., a federal savings bank and wholly-owned subsidiary of VSB ("Savings," and together with VSB, the "VSB Entities") in connection with the preparation, execution, and delivery of that certain Agreement and Plan of Merger dated November ___, 2011 (the "Merger Agreement"), by and among VSB, Savings, City Holding Company, a West Virginia corporation ("CHC"), and City National Bank of West Virginia, a national banking association and wholly-owned subsidiary of CHC ("City National"), pursuant to which VSB will be merged with and into CHC effective as of _____ (the "Effective Date"), and pursuant to which Savings will be merged with and into City National effective as of the Effective Date. We have been asked to furnish this opinion to you on behalf of VSB in connection with the Merger Agreement and pursuant to Section 7.03(c) of the Merger Agreement.

      Unless separately defined herein, the capitalized words and phrases used herein shall have the meanings ascribed to them in the Merger Agreement.

      In connection with the foregoing, we have been provided with and have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the following documents:

      A.   The Merger Agreement.

      B.   The Articles of Merger, with related Plan of Merger, respecting the merger of VSB with and into CHC.

      C.   The Articles of Merger respecting the merger of Savings with and into City National.

      D.   The Agreement and Plan of Merger for Subsidiary Merger between City National and Savings dated _____ ___, 2012.

E.   The articles of incorporation and bylaws of VSB and all amendments thereto.

F.   The federal stock charter and bylaws of Savings and all amendments thereto (together with the articles of incorporation and bylaws of VSB, the "VSB Entities Organizational Documents").

G.   A Certificate of Good Standing from the Virginia State Corporation Commission for VSB dated _____.

H.   A Certificate of Existence respecting Savings issued by the Office of the Comptroller of the Currency.

I.   Resolutions adopted by the Boards of Directors of VSB and Savings, and by the sole shareholder of Savings, each authorizing the transactions contemplated by the Merger Agreement.

J.   Such other documents and instruments as we have deemed necessary or appropriate for the purposes of rendering the opinions set forth herein.

The documents referred to in Paragraphs A through D above are sometimes referred to collectively herein as the "Transaction Documents."

For purposes of this opinion, we have examined the above documents and have made such examination of the laws of the Commonwealth of Virginia and the United States as we have deemed necessary and appropriate. We have relied upon the above documents as to matters of fact. We have not independently checked or verified the accuracy or completeness of the information set forth or certified in such documents.

In connection with this opinion, we advise you that we have not made any special examination of and are not expressing any opinion regarding the affairs or financial condition of the VSB Entities except as otherwise expressly stated herein.

Except as otherwise expressly stated herein, this opinion should in no way be construed as passing upon the accuracy or completeness of any of the representations or warranties which may be or have been made to you in connection with the Transaction Documents or any other instrument and agreement contemplated by the Transaction Documents or on any other matters, legal or otherwise, not specifically covered herein. In examining the above listed items, we have assumed with respect to all documents examined by us the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to the originals of all documents submitted to us as certified, conformed, photostatic or telefacsimile copies. In addition, in making our examination of the documents described herein which have been executed by parties other than directors and officers of the VSB Entities, we have assumed that all such other parties had the power to enter into and perform all obligations thereunder, that all such other parties were duly authorized by all requisite action to execute, deliver and perform their respective obligations thereunder, that all signatories on all such documents were duly qualified and incumbent parties with the proper authority to execute all such documents, and the due execution and delivery of all such documents and the validity and binding effect of all such documents on such other parties.

As to certain facts material to our opinion which we did not independently establish or verify, we have been furnished with, and have relied upon (i) certificates of officers and other representatives of the VSB Entities delivered to us in connection with this opinion (the "Officer's Certificates"), (ii) information concerning the stock records of the VSB Entities, and (iii) the representations and warranties of VSB set forth in the Merger Agreement. With respect to matters relating to the organization and existence of VSB addressed in the first paragraph below, we have obtained and relied upon a Certificate of Good Standing from the Virginia State Corporation Commission for VSB, and with respect to matters relating to the organization and existence of Savings addressed in the second paragraph below, we have obtained and relied upon Certificates of Existence respecting Savings issued by the Office of the Comptroller of the Currency. Other than as specifically set forth herein, it is understood that we have not undertaken any independent investigation to determine the existence or absence of such facts.

As used herein, "to our knowledge" or words or phrases of similar import shall mean (i) we have relied, without any independent investigation or inquiry, solely upon the Officer's Certificates, and (ii) during the course of our representation of the VSB Entities, no information that would give us current actual knowledge of the inaccuracy of such statement has come within the conscious awareness of lawyers in our office who are actively involved in negotiating the Transaction Documents or preparing documents in furtherance of the transaction which is the subject of the Transaction Documents. Information shall not be deemed to be within our knowledge if such information might have been revealed if there had been undertaken a canvass of all lawyers within this Firm or a general search of the Firm's files.

We are qualified to practice law only in the Commonwealth of Virginia and we do not purport to be experts on, or to express an opinion herein concerning, the laws of any jurisdiction other than the Commonwealth of Virginia and the laws of the United States. We express no opinion as to state or federal securities or tax laws.

For purposes of this opinion, we also have assumed the following: (i) the legal capacity of natural persons; (ii) that CHC and City National are duly organized and validly existing; (iii) that the conduct of all of the parties to the Transaction Documents and the other instruments and agreements contemplated by the Transaction Documents has complied with any requirement of good faith, fair dealing, and conscionability; (iv) that there has been no mutual mistake of fact or misunderstanding, fraud, duress, or undue influence; and (v) that the execution, delivery, and performance of the Transaction Documents and the other instruments and agreements contemplated by the Transaction Documents will not violate, contravene, conflict with or result in a breach of (A) any statute, rule, regulation, ordinance or other law of any jurisdiction other than the Commonwealth of Virginia or the federal government of the United States, or (B) any license, judgment, order, writ, injunction or decree of any court, arbitrator or governmental agency or body or any indenture agreement or instrument to which either of the VSB Entities is a party or by which either of the VSB Entities or its properties are bound, the existence of which is not known to us.

Based solely on the foregoing examination, and subject to and relying on the assumptions and other matters referred to above and subject to the limitations and qualifications contained herein, we are of the opinion that:

1. VSB is a corporation duly organized and validly existing under the laws of the Commonwealth of Virginia.

2. Savings is a federal savings bank duly organized and validly existing under the laws of the United States.

3. Each of the VSB Entities has full right, legal power, and authority to execute and deliver the Transaction Documents to which it is a party, to perform its obligations under the Transaction Documents, and to consummate the transactions contemplated thereby. The Transaction Documents and the transactions contemplated thereby have been duly authorized by each of the VSB Entities, as applicable and as necessary. The Transaction Documents to which they are party have been duly executed and delivered by the VSB Entities, respectively, and constitute valid and binding agreements of the VSB Entities, enforceable against the VSB Entities in accordance with their terms.

The opinions expressed above are subject to the following qualifications:

A. Our opinions with respect to the legality, validity, binding effect, and enforceability of any document or agreement referenced above and any rights granted to CHC or City National pursuant to any such document or agreement are subject to the effect of any applicable state and/or federal bankruptcy, insolvency, readjustment of debt, receivership, fraudulent conveyance and equitable subordination, reorganization, moratorium, equity of redemption, or similar laws now or hereafter in effect governing or affecting debtors' and creditors' rights or remedies generally and to the effect of general principles of equity and matters of public policy (regardless of whether considered in a proceeding in equity or at law), including (without limitation) concepts of materiality, reasonableness, good faith, and fair dealing. Without limiting the generality of the foregoing exceptions, we express no opinion with respect to the availability of the remedies of specific performance, injunctive relief or of any other equitable remedy.

B. We have assumed that the execution, delivery, and performance of the Transaction Documents by CHC and City National do not and will not contravene, conflict with, violate or result in breach of (i) any law, statute or ordinance of any jurisdiction applicable solely to CHC and City National and not to the VSB Entities, (ii) any provision of the constituent documents of CHC or City National, or (iii) any approvals, consents, licenses, orders, writs, judgments, injunctions or decrees of any court, arbitrator, administrative agency or other governmental authority, or any indenture, mortgage, deed of trust, agreement, lease or other instrument to which CHC or City National are parties.

C. We express no opinion that the structure of the transaction or the performance of the Transaction Documents is or is not in compliance with professional accounting statutes (state or federal), and all rules, regulations, interpretations, statements, ethical codes, professional standards, and licensing requirements relating to accountancy, whether promulgated by any agency of the Commonwealth of Virginia or any local or national accounting organization or association.

D.   We express no opinion as to the enforceability of provisions of the Transaction Documents relating to (i) consents or waivers as to jurisdiction, (ii) consents or waivers of service of process, (iii) the validity or enforceability of any purported waiver or purported consent relating to any rights of the VSB Entities or duties owed thereto, existing as a matter of law, (iv) self-help provisions, and (v) waiver of constitutional rights.

E.   We express no opinion as to any provisions in the Transaction Documents insofar as they purport to provide that any party (i) may have rights to the payment or reimbursement of attorneys' fees and litigation expenses, except to the extent that a court determines that such fees are reasonable and such provision is enforceable, (ii) may have rights to the payment of any sum of liquidated damages, or (iii) waives any right or defense.

F.   This opinion is limited to matters expressly stated herein and no opinion is inferred or may be implied beyond the matters expressly stated. This opinion does not constitute a guarantee of, or security for, the obligations created pursuant to the Transaction Documents or any of the other matters referred to or opined upon herein, and by rendering this opinion, we are not guaranteeing or insuring payment or performance of said obligation or transaction.

G.   This opinion is based on and relies upon the current facts and the current status of the law, and is subject in all respects to, and may be limited by, after the date hereof, changes in the facts, further rules, regulations and legislation, as well as developing case law. We assume no obligation to notify any person of changes in facts or law occurring or coming to our attention after the delivery of this opinion letter, whether or not deemed material.

H.   The opinions expressed herein represent our reasonable judgment as to certain matters of law based upon the facts presented or assumed and should not be considered or construed as a guarantee. Actions and reliance hereon are subject to the final business judgment of the parties acting and relying hereon.

We express no opinion as to the enforceability or construction of contractual indemnification and hold harmless provisions contained in this Agreement.

This letter is solely for your information in connection with the transaction specified in the first paragraph of this letter and may be relied upon only by you in connection with such transaction. This letter may not be quoted in whole or in part by any entity, nor is it to be filed with any governmental agency or any other person or institution without the prior written consent of this firm.

Sincerely,

_____

AGREEMENT

In consideration of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger (the "Agreement") dated as of November ___, 2011, by and among City Holding Company ("City Holding"), City National Bank of West Virginia ("City National"), Virginia Savings Bancorp, Inc. ("VSB"), and Virginia Savings Bank, F.S.B. ("Savings"), and in consideration of the significant VSB trade secret information in the possession of the undersigned director of VSB ("Director") and that Director's past role in the creation and maintenance of goodwill between VSB and its customers, Director hereby agrees as follows:

1.   (a)   The Director agrees that, during the Restricted Period (as defined below), the Director shall not directly or indirectly, whether for his own account or for the account of any other person, firm, corporation, or other business organization, (i) serve as a director of, or beneficially own more than 5% of the voting common stock of, any financial institution engaged in the provision of Banking Services (as defined below) within 40 miles of an office or branch of City Holding, City National, VSB or Savings as of the date hereof, or (ii) join with any other parties to apply to any State or Federal regulatory authority for the issuance of a bank or savings and loan charter for operation in the States of Virginia, Kentucky, West Virginia, or Ohio. Notwithstanding any provision contained in this Section 1(a), the restrictions contained herein shall not be applicable to any activity or investment of the Director which existed at the time of the execution of the Agreement and which was disclosed by the Director to City National.

(b)   The term "Restricted Period" shall mean the period beginning on the date of the consummation of the merger of VSB with and into City Holding ("Effective Date") and ending three years from the Effective Date.

(c)   The term "Banking Services" shall mean retail or commercial deposit or lending business, asset management and all other services which are customarily provided by banks or which are otherwise provided by City Holding, City National, or their affiliates.

2.   The Director and City Holding agree that the periods of time and the scope applicable to the covenants of Section 1 are reasonable and necessary to protect the legitimate business interests of City Holding. However, if such period or scope should be adjudged unreasonable in any judicial or other dispute resolution proceeding, then the period of time or scope shall be reduced by the extent deemed unreasonable, so that these covenants may be enforced during such period and for such scope as are adjudged to be reasonable.

3.   Without intending to limit the remedies available to City Holding, the Director agrees that damages at law will be an insufficient remedy to City Holding in the event that the Director violates any of the terms hereof and that City Holding may apply for and is entitled to emergency and/or injunctive relief in any court of competent jurisdiction to restrain the breach or threatened breach of, or otherwise to specifically enforce any of, the covenants in this Agreement, in each case without proof of actual damages.

4.	The Director and City Holding agree that any action to enforce this Agreement may be brought in a state or federal court located in Kanawha County, West Virginia. The Director and City Holding agree that such courts shall have jurisdiction and venue with respect to any such action. The Director and the Bank further agree that the provisions of this Agreement will be governed by and construed in accordance with the laws of the State of West Virginia, regardless of the principles of conflicts of laws.

This Agreement is made as of the date set forth below:

Director

_____
[type name]

Date:	_____

City Holding Company

By:	_____

Title:	_____

List of Disclosure Schedules
to the
Agreement and Plan of Merger
by and among
Virginia Savings Bancorp, Inc.,
Virginia Savings Bank, F.S.B.,
City Holding Company
and
City National Bank of West Virginia

November 14, 2011

Virginia Savings Bancorp, Inc. and
Virginia Savings Bank, F.S.B. Disclosure Schedule

Section 4.01(b)(3)	Capital Stock
Section 4.01(d)	Compensation; Employment Contracts, Etc.
Section 4.01(f)	Dispositions
Section 4.01(g)	Acquisitions
Section 4.01(j)	Contracts
Section 4.01(r)	Capital Expenditures; Non-Interest Expense
Section 5.02(a)(3)	Organization and Capital Stock
Section 5.02(a)(4)	Lost Stock Certificates
Section 5.02(b)(i)	Defaults Under Articles, Bylaws and Other Agreements
Section 5.02(c)	Subsidiaries; Equity Interests
Section 5.02(e)	Absence of Changes
Section 5.02(f)	Regulatory Enforcement Matters
Section 5.02(g)	Tax Matters
Section 5.02(h)	Litigation
Section 5.02(i)	Employment Agreements
Section 5.02(j)	Reports
Section 5.02(k)(l)	Classified Loans
Section 5.02(k)(3)	Adequacy of Allowances for Loan Losses
Section 5.02(k)(4)	Restrictions on Investments
Section 5.02(k)(5)	Loans with Participation Interest
Section 5.02(l)(1)	Collective Bargaining
Section 5.02(l)(2)	Compliance with Employment Laws
Section 5.02(l)(3)	ERISA Plans
Section 5.02(m)	Title to Properties; Insurance
Section 5.02(n)(2)	Environmental Matters
Section 5.02(p)	Brokerage
Section 5.02(q)	Undisclosed Liabilities
Section 5.02(r)	Properties, Contracts and Other Agreements
Section 5.02(s)	Interim Events

City Holding Company and City National Bank
<u>of West Virginia Disclosure Schedule</u>

Section 5.03(e)	Absence of Changes
Section 5.03(f)	Regulatory Enforcement Matters
Section 5.03(g)	Tax Matters
Section 5.03(h)	Litigation
Section 5.03(i)	Reports
Section 5.03(j)	Employee Matters and ERISA
Section 5.03(k)	Environmental Matters
Section 5.03(m)	Brokerage
Section 5.03(n)	Undisclosed Liabilities

The Registrant agrees to furnish supplementally a copy of any omitted Schedule to the Commission upon request.

Exhibit 99.1

NEWS RELEASE

For Immediate Release
November 14, 2011

City Holding Company and Virginia Savings Bancorp Announce Merger

CHARLESTON, West Virginia, and Front Royal, Virginia – City Holding Company ("City") (NASDAQ: CHCO) and Virginia Savings Bancorp, Inc. ("VSB") announced today the execution of a definitive merger agreement for City to acquire VSB and its wholly owned subsidiary, Virginia Savings Bank (the "Merger"). Virginia Savings Bank operates five branches in the northwest portion of Virginia. The acquisition will expand City's branch network from the Eastern Panhandle of West Virginia into northwestern Virginia.

City and VSB anticipate that the transaction will be completed in the first quarter of 2012, pending regulatory approvals, the approval of VSB shareholders, and completion of other customary closing conditions. The directors of VSB have agreed to vote their shares in favor of the merger.

Michael Funk, President of VSB and Virginia Savings Bank, said "Virginia Savings Bank has a long and proud commitment of service to the communities of Front Royal, Woodstock, Strasburg and Winchester, Virginia. City National Bank is a larger community bank that shares our commitment to customers and is highly respected as a well-run bank. *Bank Director Magazine* rated City as the #3 best performing bank in the U.S. in 2010. Our shareholders will benefit from City's financial strength, and our customers will benefit from enhancements to products and services that a larger bank can offer. We are excited about combining our business with City National."

Charles R. (Skip) Hageboeck, President of City and City National Bank, said "Virginia Savings Bank has strong roots in the community, and our community banking model is a perfect fit. We look forward to building upon VSB's tradition of strong customer service and community involvement, while bringing additional products and services to both retail and business customers in VSB's Virginia markets. Seven of our current 68 branches are in the Eastern Panhandle of West Virginia, which is adjacent to the Virginia Savings Bank region. We have been interested in expanding into Virginia for several years and believe that the acquisition of VSB is a perfect first step for us. This is a high-growth region, and we are excited to add Virginia to our service area."

Subject to certain parameters and under the terms of the agreement, a shareholder of VSB will receive, at the election of such holder, one of the following forms of consideration: (i) 0.2297 shares of City common stock or (ii) $6.75 in cash or (iii) 0.1263 shares of City common stock and $3.04 in cash for each share of VSB common stock and each share of Series A Non-Voting preferred stock owned by him or her. All shareholder elections will be subject to allocation and proration procedures set forth in the merger agreement which is intended to ensure that, in the aggregate, 55% of the VSB common shares outstanding will be exchanged for City common stock. The total transaction value is estimated at approximately $13.4 million.

Janney Montgomery Scott LLC served as financial advisor to City. Scott & Stringfellow served as financial advisor to VSB. Jackson Kelly PLLC served as legal advisor to City. LeClairRyan served as legal advisor to VSB.

About City Holding Company

City is a $2.7 billion diversified financial holding company with its headquarters in Charleston, West Virginia. City National Bank (the principal banking subsidiary of City) operates 68 branch locations serving communities across West Virginia, Ohio and Kentucky. Seven of City's branches are located in the Eastern Panhandle of West Virginia – within close proximity of VSB's market area. Based upon its strong profitability, strong asset quality, and strong capital position, City was named by *Bank Director Magazine* as the third best performing bank in the U.S. in 2010. City's common stock pays a dividend of $1.36 annually. City is located on the web at www.bankatcity.com.

About Virginia Savings Bancorp, Inc.

VSB is the holding company of Virginia Savings Bank.   Virginia Savings Bank operates a network of five branches located in Winchester, Frederick, Shenandoah and Warren counties in Virginia. Virginia Savings Bank is located on the web at www.virginiasavingsbank.com. At September 30, 2011, VSB had total assets of $130 million, loans of $89 million, deposits of $117 million and common equity of $11.7 million. For the first nine months of 2011, VSB had a net interest margin of 4.28%, an efficiency ratio of 78%, and earned net income of $546,000. At September 30, 2011, the ratio of Non-performing assets to total assets was 2.18%.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the "Merger") between VSB and City, including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) City's and VSB's plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "targets," "projects," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of City and VSB and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of City and VSB. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of City and VSB may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the stockholders of VSB may fail to approve the Merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which City and VSB are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City's and VSB's markets could adversely affect operations; and (10) the economic slowdown could continue to adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City's reports (such as Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (http://www.sec.gov).

City and VSB caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to City or VSB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. City and VSB do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

City will be filing a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which will include a proxy statement/prospectus that will be mailed to VSB's shareholders. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by City will be available free of charge from the Secretary of City at 25 Gatewater Road, Cross Lanes, West Virginia 25313, telephone (304) 769-1112. VSB SHAREHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from City by contacting the company secretary. VSB and its directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. INFORMATION ABOUT PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC by reading the proxy statement/prospectus regarding the Merger when it becomes available.

For more information contact:

Charles R. Hageboeck	W. Michael Funk
President and CEO	President and CEO
City Holding Company	Virginia Savings Bancorp
(304) 769-1102	(540) 631-3101